As filed with the Securities and Exchange Commission on May 25, 2004.
Registration No. 333-115162

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LAKELAND INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3115216
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Lakeland Industries, Inc.

711-2 Koehler Avenue
Ronkonkoma, New York 11779
(631) 981-9700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher J. Ryan

Chief Executive Officer, President, General Counsel, Secretary and Director
Lakeland Industries, Inc.
711-2 Koehler Avenue
Ronkonkoma, New York 11779
(631) 981-9700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Harold S. Poster	Andrew Lynch
Gilmartin, Poster & Shafto LLP	King & Spalding LLP
845 Third Avenue, 18th Floor	1730 Pennsylvania Avenue
New York, New York 10022-6617	Washington, D.C. 20006-4706
(212) 425-3220	(202) 737-0500

    Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.    ☐

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Registered	Registered	Offering Price Per Share(1)	Aggregate Offering Price(1)	Registration Fee

Common Stock, par value $0.01 per share	1,385,750 shares	$20.98	$29,073,035	$3,684(2)

(1)	Estimated solely for the purpose of calculating the registration fee based upon the average of the high and low sale price per share of the Lakeland Industries, Inc. common stock on the Nasdaq National Market on April 29, 2004, in accordance with Rule 457(c).
(2)	Previously paid.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion — May 24, 2004

PROSPECTUS

1,205,000 Shares

Common Stock

        We are offering 1,100,000 shares of our common stock and the selling stockholders identified in this prospectus are offering 105,000 shares of our common stock.

      Our shares of common stock are listed on the Nasdaq National Market under the symbol “LAKE.” The last reported sale price of our common stock on May 21, 2004 was $19.11 per share.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 to read about the risks you should consider before buying shares of our common stock.

	Per Share	Total

Public offering price	$	$
Underwriters’ discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds to selling stockholders	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We have granted the underwriters a 30-day option to purchase up to 180,750 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

      We expect that the shares of our common stock will be ready for delivery to purchasers on or about                               , 2004.

FRIEDMAN BILLINGS RAMSEY

The date of this prospectus is                     , 2004

Lakeland Industries

gloves

Tychem® BR Chemical Protective Clothing – Level B

Tychem® TK Chemical Protective Clothing – Level B

[illegible] Cut Resistant Gloves

Limited Use Particulate Protective Clothing – Level D

Fyrepel Wildlands Gear

Aluminized Protective Clothing

protective clothing

Tychem[illegible]00 Chemical Protective Clothing – Level B

      You should rely only on the information contained or incorporated by reference in this prospectus. We, the selling stockholders and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling stockholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. See “Incorporation of Certain Information By Reference” and “Where You Can Find More Information.”

      The Lakeland name and logo and the names of products offered by us are trademarks, registered trademarks, service marks or registered service marks of Lakeland. All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

      As used here, Body Gard®, DesproTM, FyrepelTM, GrapolatorTM Mock Twist, Kut BusterTM, Micromax®, Pyrolon®, Rytex®, Safegard “76”®, Sterling HeightsTM, ThermbarTM and TomTex® are trademarks of Lakeland Industries, Inc. Kevlar®, Nomex®, TyChem® SL, BR and TK and Tyvek® are registered trademarks of E.I. DuPont de Nemours and Company. Spectra® is a registered trademark of Honeywell International, Inc. Indura® is a registered trademark of Westex, Inc. Basofil® is a registered trademark of BASF Aktiengesellschaft. Millenia® is a registered trademark of Southern Mills.

i

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. This prospectus may contain certain “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.” Unless the context otherwise requires, references in this prospectus to “Lakeland,” “we,” “us” and “our” mean Lakeland Industries, Inc. and its subsidiaries. Any reference in this prospectus to any “fiscal” year of our company refers to our fiscal year ended or ending on January 31 of such year.

Lakeland Industries, Inc.

      We manufacture and sell a comprehensive line of safety garments and accessories for the industrial protective clothing market. Our products are sold by our in-house sales force and independent sales representatives to a network of over 500 safety and mill supply distributors. These distributors in turn supply end user industrial customers such as chemical/petrochemical, automobile, steel, glass, construction, smelting, janitorial, pharmaceutical and high technology electronics manufacturers, as well as hospitals and laboratories. In addition, we supply federal, state and local governmental agencies and departments such as fire and police departments, airport crash rescue units, the Department of Defense, Central Intelligence Agency, Federal Bureau of Investigation, U.S. Secret Service and the Centers for Disease Control. In fiscal 2004, we had net sales of $89.7 million and earnings per share of $1.11, which represent a growth rate of 15.3% and 38.8%, respectively, over our previous fiscal year. Our net sales attributable to customers outside the United States were $4.5 million, $5.7 million and $8.0 million in fiscal 2002, fiscal 2003 and fiscal 2004, respectively.

      Our major product categories and their applications are described below:

      Limited Use/ Disposable Protective Clothing. We manufacture a complete line of limited use/disposable protective garments offered in coveralls, lab coats, shirts, pants, hoods, aprons, sleeves and smocks. These garments are made from several non-woven fabrics, primarily Tyvek® and TyvekQC (both DuPont manufactured fabrics) and also our proprietary fabrics manufactured pursuant to customer order. These garments provide protection from low-risk contaminants or irritants, such as chemicals, pesticides, fertilizers, paint, grease and dust, and from limited exposure to hazardous waste and toxic chemicals, including acids, asbestos, lead and hydro-carbons (or PCBs) that pose health risks after exposure for long periods of time. Additional applications include protection from viruses and bacteria, such as AIDS, streptococcus, SARS and hepatitis, at hospitals, clinics and emergency rescue sites and use in clean room environments to prevent human contamination in the manufacturing processes. This is our largest product line.

      High-End Chemical Protective Suits. We manufacture heavy duty chemical suits made from TyChem® SL, TK and TyChem® BR, which are DuPont manufactured fabrics. These suits are worn by individuals on hazardous material teams to provide protection from powerful, highly concentrated and hazardous or potentially lethal chemical and biological toxins, such as toxic wastes at Super Fund sites, toxic chemical spills or biological discharges, chemical or biological warfare weapons (such as anthrax or ricin), and chemicals and petro-chemicals present during the cleaning of refineries and nuclear facilities. Due to Homeland Security measures and government funding of personal protective equipment for first responders to terrorist threats or attack have recently resulted in increased demand for our high-end chemical suits and we believe demand for these suits will continue to increase in the future.

      Fire Fighting and Heat Protective Apparel. We manufacture an extensive line of fire fighting and heat protective apparel for use by fire fighters and other individuals that work in extreme heat environments such as industrial maintenance crews and military and airport crash and rescue teams.

      Gloves and Arm Guards. We manufacture gloves and arm guards from Kevlar® and Spectra®, a cut resistant fiber made by Honeywell. Our gloves are used primarily in the automotive, glass and metal fabrication industries to protect the wearer’s hand and arms from lacerations and heat without sacrificing manual dexterity or comfort.

      Reusable Woven Garments. We manufacture a line of reusable and washable woven garments that complement our fire fighting and heat protective apparel offerings and provide alternatives to our limited use/disposable protective clothing lines. These products are ultimately sold to the automotive and electrical manufacturing industries and to hospitals for protection against blood borne pathogens and bacteria such as AIDS, streptococcus and hepatitis, and flame resistant Nomex® coveralls used in chemical and petroleum plants and for wild land fire fighting.

      We believe we are one of the largest independent customers of DuPont’s Tyvek® and TyChem® apparel grade material. We purchase Tyvek® under North American licensing agreements and other DuPont materials, such as Kevlar®, under international licensing agreements. While we have operated under these trademark agreements since 1995, we have been a significant customer of these DuPont materials since 1982. The trademark agreements require certain quality standards and the identification of the DuPont trademark on the finished product manufactured by us. We believe this brand identification with DuPont and Tyvek® significantly benefits the marketing of our largest product line, as over the past 30 years Tyvek® has become known as the standard for limited use/disposable protective clothing. We believe our relationship with DuPont to be excellent.

      We maintain manufacturing facilities in Decatur, Alabama; Celaya, Mexico; AnQui City, China; Jiaozhou, China; and St. Joseph, Missouri, where our products are designed, manufactured and sold. We also have a relationship with a sewing subcontractor in Mexico, which we can utilize for unexpected production surges. Our China and Mexico facilities allow us to take advantage of favorable labor and supplier costs, thereby increasing our profit margins on products manufactured in these facilities. We have significantly improved our profit margins in these product lines by shifting production to our international facilities and we intend to expand our international manufacturing capabilities to include our gloves and reusable woven protective apparel product lines in the future.

Industry Overview

      According to Global Industry Analysts, Inc., the global market for industrial protective clothing is projected to be approximately $6.0 billion in 2004, and is projected to grow at a compound annual growth rate of approximately 6.5%. Our primary market, North America, is the largest market, expected to make up over one-third, or approximately $2.0 billion, of the global market. The industrial protective clothing market includes our limited use/disposable protective clothing, our high-end chemical protective suits, our fire fighting and heat protective apparel and our reusable woven garments. Global Industry Analysts, Inc. estimates that the market for gloves was over $2.6 billion worldwide in 2003.

      The industrial protective clothing market has evolved over the past 35 years as a result of governmental regulations and requirements and commercial product development. In 1970, Congress enacted the Occupational Safety and Health Act, or OSHA, which requires employers to supply protective clothing in certain work environments. Almost two million workers are subject to OSHA standards today. Certain states have also enacted worker safety laws that supplement OSHA standards and requirements.

Business Strategy

      Key elements of our strategy include:

•	Increase Sales to the First Responder Market. Our high-end chemical protective suits meet all of the requirements and are particularly well qualified to provide protection to first responders to chemical or biological attacks. For example, our products have been used for response to recent threats such as the 2001 anthrax letters and the 2004 ricin letters. A portion of appropriations for the Fire Act of 2002 and the Bio Terrorism Preparedness and Response Act of 2002 are available for purchase of products for first responders that we manufacture, and we intend to aggressively target this market.

•	Improve Marketing in Existing Markets. We believe significant growth opportunities are available to us through the better positioning, marketing and enhanced cross-selling of our reusable woven protective clothing, glove and arm guards and high-end chemical suit product lines, along with our limited use/disposable lines.

•	Increase Penetration of the North American Tyvek® Market. We intend to increase our sales of Tyvek®-based garments by introducing Tyvek® in industries which have generally used woven reusable garments, such as food processing and food service industries including kitchens, grocery stores and chicken and fishery slaughter operations. We believe that limited use/disposable garments are more effective at preventing contamination than reusable garments that are exposed to possible contamination while in transit or while being laundered. We also plan to expand our sales of Tyvek®-based products and marketing efforts in Mexico and Canada. Industrial safety gear utilized in U.S. manufacturing often gains acceptance as standard equipment for new facilities and factories operated by U.S. companies in other countries.

•	Emphasize Customer Service. We continue to offer a high level of customer service to distinguish our products and to create customer loyalty. We offer well-trained and experienced sales and support personnel, on-time delivery and accommodation of custom and rush orders. We also seek to extensively advertise our brand names.

•	Decrease Manufacturing Expenses by Moving Production to International Facilities. We have additional opportunities to take advantage of our low cost production capabilities in Mexico and China. Beginning in 1995, we successfully moved the labor intensive sewing operation for our limited use/disposable protective clothing lines to these facilities. Beginning January 1, 2005, pursuant to the United States World Trade Organization Treaty with China, quota requirements imposed by the U.S. on textiles such as our reusable woven garments and gloves are scheduled to be removed, making it more cost effective to move production for these product lines to our assembly facilities in China. We are in the early stages of this process and expect to complete this process by the third quarter of fiscal 2005. As a result, we expect to see profit margin improvements for these product lines, which will allow us to compete more effectively as the quota restrictions are removed.

•	Acquisitions. We believe that the protective clothing market is fragmented and presents the opportunity to acquire businesses that offer comparable products or specialty products that we do not offer. We intend to consider acquisitions that afford us economies of scale, enhanced opportunity for cross-selling, expanded product offerings and an increased market presence. We have no letters of intent or understandings with respect to any potential acquisitions.

•	Introduction of New Products. We continue our history of product development and innovation by introducing new proprietary products across all our product lines. Our innovations have included Micromax® disposable protective clothing line, our DesproTM glove and GrapolatorTM sleeve lines for hand and arm cut protection and our ThermbarTM Mock Twist glove for hand and arm heat protection. We own seven patents on fabrics and production machinery and have eight additional patents in application. We will continue to dedicate resources to research and development.

Our Competitive Strengths

      Our competitive strengths include:

•	Industry Reputation. We devote significant resources to creating customer loyalty by accommodating custom and rush orders and focusing on on-time delivery. Additionally, our ISO 9001 certified facilities manufacture high-quality products. As a result of these factors, we believe that we have an excellent reputation in the industry.

•	Long-standing Relationship with DuPont. We believe we are the largest independent customer for Dupont’s Tyvek® and TyChem® material for use in the industrial protective clothing market. Our trademark agreements with DuPont for Tyvek®, TyChem® and Kevlar® require certain quality standards and the identification of the DuPont brand on the finished product. We believe this brand identification with DuPont significantly benefits the marketing of our product lines, as over the past 30 years Tyvek® has become known as the standard for limited use/disposable protective clothing. We believe our relationship with DuPont to be excellent.

•	International Manufacturing Capabilities. We have operated manufacturing facilities in Mexico since 1995 and in China since 1996. Our three facilities in China total over 160,000 sq. ft. of manufacturing, warehousing and administrative space while our facility in Mexico totals over 14,000 sq. ft. of manufacturing, warehousing and administrative space. Our facilities and capabilities in China and Mexico allow access to a less expensive labor pool than is available in the United States and permit us to purchase certain raw materials at a lower cost than they are available domestically.

•	Comprehensive Inventory. We have a large product offering with numerous specifications, such as size, styles and pockets, and maintain a large inventory of each in order to satisfy customer orders in a timely manner. Many of our customers traditionally make purchases of industrial protective gear with expectations of immediate delivery. We believe our ability to provide timely service for these customers enhances our reputation in the industry and positions us strongly for repeat business, particularly in our limited use/disposable protective clothing product lines.

•	Manufacturing Flexibility. By locating labor-intensive manufacturing processes such as sewing in Mexico and China, and by utilizing sewing sub-contractors, we have the ability to increase production without substantial additional capital expenditures. Our manufacturing systems allow us flexibility for unexpected production surges and alternative capacity in the event any of our independent contractors become unavailable.

•	Experienced Management Team. We have an experienced management team. Our executive officers average greater than 20 years of experience in the industrial protective clothing market. The knowledge, relationships and reputation of our management team helps us maintain and build our customer base.

Recent Development

      On May 19, 2004, we announced that our net sales increased by approximately $3.0 million, or 12.6%, to approximately $26.8 million for the three months ended April 30, 2004 from $23.8 million for the three months ended April 30, 2003.

General Information

      We were first incorporated in New York in 1982 and later reincorporated in Delaware in 1986. Our principal executive offices are located at 711-2 Koehler Avenue, Ronkonkoma, New York 11779. Our telephone number is (631) 981-9700. Our website can be visited at www.lakeland.com. Information contained on our website is not part of this prospectus.

The Offering

Common stock offered by us	1,100,000 shares

Common stock offered by the selling stockholders	105,000 shares

Common stock to be outstanding after this offering(1)	4,375,135 shares

Use of proceeds	We intend to use the net proceeds of this offering, which are estimated to be approximately $19.1 million, for repayment of debt, potential acquisitions, working capital and other general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Over-allotment option	We have granted the underwriters an option to purchase up to an additional 180,750 shares of common stock to be sold solely to cover over-allotments.

Nasdaq National Market Symbol	“LAKE”

(1)	Based on the number of shares outstanding as of May 21, 2004. This does not include 290,330 shares of common stock issuable under our employee and director option plans as of May 21, 2004, consisting of:

•	11,330 shares underlying options outstanding at a weighted average exercise price of $7.58 per share, of which 11,330 shares were exercisable; and

•	279,000 shares available for future issuance under our employee and director option plans.

      Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

      The following summary consolidated financial data for our fiscal years 2000, 2001, 2002, 2003 and as of and for our fiscal year 2004 have been derived from our audited consolidated financial statements, which have been audited by Grant Thornton LLP as of and for the fiscal years ended January 31, 2000, 2001 and 2002 and by PricewaterhouseCoopers LLP as of and for the fiscal years ended January 31, 2003 and 2004. You should read the information set forth below in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this prospectus.

	Year Ended January 31,

	2000	2001	2002	2003	2004

	(in thousands, except share and per share data)
Income Statement Data:
Net sales	$58,644	$76,108	$76,431	$77,826	$89,717
Costs of goods sold	48,156	64,798	63,294	62,867	71,741

Gross profit	10,488	11,310	13,137	14,959	17,976

Operating expenses:
Selling and shipping	4,177	4,825	5,414	6,338	7,342
General and administrative	3,014	3,794	4,134	4,262	4,596
Impairment of goodwill	—	—	—	—	249

Total operating expenses	7,191	8,619	9,548	10,600	12,187

Operating profit	3,297	2,691	3,589	4,359	5,789

Other income (expense):
Interest expense	(821)	(1,248)	(882)	(643)	(535)
Interest income	26	27	18	20	19
Other income — net	7	15	91	40	24

Total other expense	788	1,206	773	583	492

Income before income taxes	2,509	1,485	2,816	3,776	5,297
Income tax expense	(761)	(362)	(846)	(1,172)	(1,659)

Net income	$1,748	$1,123	$1,970	$2,604	$3,638

Net income per common share (Basic)(1)	$0.54	$0.35	$0.61	$0.80	$1.11

Net income per common share (Diluted)(1)	$0.54	$0.35	$0.61	$0.80	$1.11

Weighted average common shares outstanding(1):
Basic	3,211,280	3,200,990	3,222,956	3,261,116	3,268,551

Diluted	3,234,873	3,227,265	3,247,290	3,269,039	3,275,501

	As of January 31, 2004

	Actual	As Adjusted(2)

	(in thousands)
Balance Sheet Data:
Current assets	$43,285	$45,552
Total assets	47,304	49,571
Current liabilities	21,509	4,724
Long-term liabilities	768	768
Stockholders’ equity	25,027	44,079

(1)	Adjusted for periods prior to July 31, 2003 to reflect our 10% stock dividends to stockholders of record as of July 31, 2002 and July 31, 2003. Earnings per share have been restated in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share.”

(2)	The as adjusted column gives effect upon the closing of this offering to the sale of 1,100,000 shares of common stock by us, at an assumed public offering price of $19.11 per share (the last reported sale price of our common stock on the Nasdaq National Market on May 21, 2004), in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds.

RISK FACTORS

      You should carefully consider the following risks before investing in our common stock. These are not the only risks that we may face. If any of the events referred to below actually occurs, our business, financial condition, liquidity and results of operations could suffer. In that case, the trading price of our common stock could decline and you may lose all or part of your investment. You should also refer to the other information in this prospectus and in the documents we incorporate by reference into this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We rely on a limited number of suppliers and manufacturers for specific fabrics, including Tyvek®, and we may not be able to obtain substitute suppliers and manufacturers on terms that are as favorable, or at all, if our supplies are interrupted.

      Our business is dependent to a significant degree upon close relationships with vendors and our ability to purchase raw materials at competitive prices. The loss of key vendor support, particularly support by DuPont for its Tyvek® products, could have a material adverse effect on our business, financial condition, results of operations and cash flows. We do not have long-term supply contracts with DuPont or our other fabric suppliers. In addition, DuPont also uses Tyvek® in some of its own products which compete directly with our Tyvek®-based products. As a result, there can be no assurance that we will be able to acquire Tyvek® and other raw materials and components at competitive prices or on competitive terms in the future. For example, certain materials that are high profile and in high demand may be allocated by vendors to their customers based upon the vendors’ internal criteria, which are beyond our control.

      In fiscal 2004, we purchased approximately 77.4% of the dollar value of our raw materials from DuPont, and Tyvek® constituted approximately 55% of our cost of goods sold and approximately 71.2% of the dollar value of our raw material purchases. For periods in 1985 and 1989, DuPont placed all purchasers of Tyvek® on allocation. “Allocation” is a circumstance in which demand outstrips supply and fabrics are sold based upon the amount a buyer purchased the prior year. This allocation limited our ability to meet demand for products made of Tyvek®. Although we have not experienced delays in obtaining Tyvek® since 1989, there can be no assurance that an adequate supply of Tyvek® will be available in the future. Any shortage could adversely affect our ability to manufacture our products, and thus reduce our net sales.

      Other than DuPont’s Tyvek® and TyChem® fabrics, we generally use standard fabrics and components in our products. We rely on non-affiliated suppliers and manufacturers for the supply of these fabrics and components that are incorporated in our products. If such suppliers or manufacturers experience financial, operational, manufacturing capacity or quality assurance difficulties, or if there is a disruption in our relationships, we will be required to locate alternative sources of supply. We cannot assure you that we will be able to locate such alternative sources. In addition, we do not have any long-term contracts with any of our suppliers for any of these components. Our inability to obtain sufficient quantities of these components, if and as required in the future, may result in:

•	interruptions and delays in manufacturing and resulting cancellations of orders for our products;

•	increases in fabric or component prices that we may not be able to pass on to our customers; and

•	our holding more inventory than normal because we cannot finish assembling our products until we have all of the components.

We are subject to risks as a result of our international manufacturing operations.

      Because most of our products are manufactured at our facilities located in China and Mexico, our operations are subject to risks inherent in doing business internationally. Such risks include the adverse effects on operations from war, international terrorism, civil disturbances, political instability, governmental activities and deprivation of contract and property rights. In particular, since 1978, the Chinese government has been reforming its economic and political systems, and we expect this to continue. Although we believe that these reforms have had a positive effect on the economic development of China and have improved our ability to successfully operate our facilities in China, we cannot assure you that these reforms will continue or that the Chinese government will not take actions that impair our operations or assets in China. In addition, periods of international unrest may impede our ability to manufacture goods in other countries and could have a material adverse effect on our business and results of operations.

Our results of operations could be negatively affected by potential fluctuations in foreign currency exchange rates.

      Most of our assembly arrangements with our foreign-based subsidiaries or third party suppliers require payment to be made in U.S. dollars. These payments aggregated $6.2 million in fiscal 2004. Any decrease in the value of the U.S. dollar in relation to foreign currencies could increase the cost of the services provided to us upon contract expirations or supply renegotiations. There can be no assurance that we will be able to increase product prices to offset any such cost increases and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

      We are also exposed to foreign currency exchange rate risks as a result of our sales in foreign countries. In fiscal 2004, our net sales to customers in Canada and China were $4.7 million and $0.6 million, respectively. Our sales in Canada are denominated in Canadian dollars. If the value of the U.S. dollar increases relative to the Canadian dollar and we are unable to raise our prices proportionally, then our profit margins could decrease because of the exchange rate change. Although our sales in China are denominated in the Chinese Yuan, this currency has recently been largely pegged to the U.S. dollar, which has minimized our foreign currency exchange rate risk in China. However, if in the future the Chinese Yuan is not pegged to the U.S. dollar, we will be exposed to additional foreign currency exchange rate risk. This risk will also increase as we increase our sales in other foreign countries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk.”

Rapid technological change could negatively affect sales of our products and our performance.

      The rapid development of fabric technology continually affects our apparel applications and may directly impact the performance of our products. For example, microporous film-based products have eroded the market share of Tyvek® in certain applications. We cannot assure you that we will successfully maintain or improve the effectiveness of our existing products, nor can we assure you that we will successfully identify new opportunities or continue to have the needed financial resources to develop new fabric or apparel manufacturing techniques in a timely or cost-effective manner. In addition, products manufactured by others may render our products obsolete or non-competitive. If any of these events occur, our business, prospects, financial condition and operating results will be materially and adversely affected.

Acquisitions or future expansion could be unsuccessful.

      In the future, we may seek to acquire selected safety products lines or safety-related businesses which will complement our existing products. Our ability to acquire these businesses is dependent upon many factors, including our management’s relationship with the owners of these businesses, many of which are small and closely held by individual stockholders. In addition, we will be competing for acquisition and expansion opportunities with other companies, many of which have greater name recognition, marketing support and financial resources than us, which may result in fewer acquisition opportunities for us as well as higher acquisition prices. There can be no assurance that we will be able to identify, pursue or acquire any targeted businesses and, if acquired, there can be no assurance that we will be able to profitably manage additional businesses or successfully integrate acquired businesses into our company without substantial costs, delays and other operational or financial problems.

      If we proceed with any significant acquisition for cash, we may use a substantial portion of our available cash in order to consummate any such acquisition. We may also seek to finance any such acquisition through debt or equity financings, and there can be no assurance that such financings will be available on acceptable terms or at all. If consideration for an acquisition consists of equity securities, our stockholders could be diluted. If we borrow funds in order to finance an acquisition, we may not be able to obtain such funds on terms that are favorable to us. In addition, such indebtedness may limit our ability to operate our business as we currently intend because of restrictions placed on us under the terms of the indebtedness and because we may be required to dedicate a substantial portion of our cash flow to payments on the debt instead of to our operations, which may place us at a competitive disadvantage.

      Acquisitions involve a number of special risks in addition to those mentioned above, including the diversion of management’s attention to the assimilation of the operations and personnel of the acquired companies, the potential loss of key employees of acquired companies, potential exposure to unknown liabilities, adverse effects on our reported operating results, and the amortization or write down of acquired intangible assets. We cannot assure you that any acquisition by us will or will not occur, that if an acquisition does occur that it will not materially and adversely affect our results of operations or that any such acquisition will be successful in enhancing our business.

If we are unable to manage our growth, our business could be adversely affected.

      Our operations and business have expanded substantially in recent years, with a large increase in employees and business areas in a short period of time. To manage our rapid growth properly, we have been and will be required to expend significant management and financial resources. There can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand. There can also be no assurance that our management will be able to manage our growth and operate a larger organization efficiently or profitably. To the extent that we are unable to manage growth efficiently and effectively or are unable to attract and retain additional qualified management personnel, our business, financial condition and results of operations could be materially and adversely affected.

We must recruit and retain skilled employees, including our senior management, to succeed in our business.

      Our performance is substantially dependent on the continued services and performance of our senior management and certain other key personnel, including Christopher J. Ryan, our chief executive officer, president, general counsel and secretary, James McCormick, our chief financial officer and treasurer, Greg Willis, our national sales manager, and Harvey Pride, Jr., our vice president in charge of manufacturing, due to their long experience in our industry. Our executive officers have an average tenure with us of 16 years and an average of 22 years of experience in our industry. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, financial condition and results of operations. In addition, any future expansion of our business will depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled managerial, marketing, customer service and manufacturing personnel and our inability to do so could have a material adverse effect on our business, financial condition and results of operations.

Because we do not have long-term commitments from many of our customers, we must estimate customer demand and errors in our estimates could negatively impact our inventory levels and net sales.

      Our sales are generally made on the basis of individual purchase orders, which may later be modified or canceled by the customer, rather than long-term commitments. We have historically been required to place firm orders for fabrics and components with our suppliers, prior to receiving an order for our products, based on our forecasts of customer demands. Our sales process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates, causing excess inventory to accrue or a lack of manufacturing capacity when needed. If we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell when we expect or at all. As a result, we would have excess inventory, which would negatively impact our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would lose sales opportunities, lose market share and damage our customer relationships. On occasion, we have been unable to adequately respond to delivery dates required by our customers because of the lead time needed for us to obtain required materials or to send fabrics to our assembly facilities in China and Mexico.

We face competition from other companies, two of which have substantially greater resources than we do.

      Most parts of our business are highly competitive. Two of our competitors, DuPont and Kimberly Clark, have substantially greater financial, marketing and sales resources than we do. In addition, we believe that the barriers to entry in the reusable garments and gloves markets are relatively low. We cannot assure you that our present competitors or competitors that choose to enter the marketplace in the future will not exert significant competitive pressures. Such competition could have a material adverse effect on our net sales and results of operations. For further discussion of the competition we face in our business, see “Business — Competition.”

Some of our sales are to foreign buyers, which exposes us to additional risks.

      In fiscal 2004, we derived approximately 8.9% of our net sales from customers located in foreign countries. We intend to increase the amount of foreign sales we make in the future. The additional risks of foreign sales include:

•	potential adverse fluctuations in foreign currency exchange rates;

•	higher credit risks;

•	restrictive trade policies of foreign governments;

•	currency nullification and weak banking institutions;

•	changing economic conditions in local markets;

•	political and economic instability in foreign markets; and

•	changes in leadership of foreign governments.

Some or all of these risks may negatively impact our results of operations and financial condition.

Covenants in our credit facilities may restrict our financial and operating flexibility.

      We currently have two credit facilities:

•	an $18 million revolving credit facility, of which we had $16.0 million of borrowings outstanding as of May 21, 2004; and

•	a $3 million revolving credit facility (the availability of which reduces incrementally over its 3-year term), of which we had no borrowings outstanding as of May 21, 2004.

      Our current credit facilities require, and any future credit facilities may also require, that we comply with specified financial covenants relating to interest coverage, debt coverage, minimum consolidated net worth, and earnings before interest, taxes, depreciation and amortization. Our ability to satisfy these financial covenants can be affected by events beyond our control, and we cannot assure you that we will meet the requirements of these covenants. These restrictive covenants could affect our financial and operational flexibility or impede our ability to operate or expand our business. Default under our credit facilities would allow the lenders to declare all amounts outstanding to be immediately due and payable. Our lenders have a security interest in substantially all of our assets to secure the debt under our current credit facilities, and it is likely that our future lenders will have security interests in our assets. If our lenders declare amounts outstanding under any credit facility to be due, the lenders could proceed against our assets. Any event of default, therefore, could have a material adverse effect on our business.

We may need additional funds, and if we are unable to obtain these funds, we may not be able to expand or operate our business as planned.

      Our operations require significant amounts of cash, and we may be required to seek additional capital, whether from sales of equity or by borrowing money, to fund acquisitions, for the future growth and development of our business or to fund our operations and inventory, particularly in the event of a market downturn. Although we have the ability until July 31, 2005 to borrow additional sums under our $18 million revolving credit facility, this facility contains a borrowing base provision and financial covenants that may limit the amount we can borrow thereunder or from other sources. We may not be able to replace or renew this credit facility upon its expiration on terms that are as favorable to us or at all. In addition, a number of factors could affect our ability to access debt or equity financing, including:

•	our financial condition, strength and credit rating;

•	the financial markets’ confidence in our management team and financial reporting;

•	general economic conditions and the conditions in the homeland security sector; and

•	capital markets conditions.

      Even if available, additional financing could be costly or have adverse consequences. If additional funds are raised through the issuance of stock, dilution to our stockholders may result. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants. We can give no assurance as to the terms or availability of additional capital. If we are not successful in obtaining sufficient capital, it could reduce our net sales and net income and adversely impact our financial position, and we may not be able to expand or operate our business as planned.

A reduction in government funding for preparations for terrorist incidents could adversely affect our net sales.

      As a general matter, a significant portion of our sales growth to our distributors is dependent upon resale by those distributors to customers that are funded in large part by federal, state and local government funding. Specifically, approximately 60% of our high-end chemical suit sales is dependent on government funding. Congress passed the 2001 Assistance to Firefighters Grant Program and the Bioterrorism Preparedness and Response Act of 2002. Both of these Acts provide for funding to fire and police departments and medical and emergency personnel to respond to terrorist incidents. Appropriations for these Acts by the federal government could be reduced or eliminated altogether. Any such reduction or elimination of federal funding, or any reduction in state or local funding, could cause sales of our products purchased by fire and police departments and medical and emergency personnel to decline.

We may be subject to product liability claims, and insurance coverage could be inadequate or unavailable to cover these claims.

      We manufacture products used for protection from hazardous or potentially lethal substances, such as chemical and biological toxins, fire, viruses and bacteria. The products that we manufacture are typically used in applications and situations that involve high levels of risk of personal injury. Failure to use our products for their intended purposes, failure to use our products properly or the malfunction of our products could result in serious bodily injury to or death of the user. In such cases, we may be subject to product liability claims arising from the design, manufacture or sale of our products. If these claims are decided against us and we are found to be liable, we may be required to pay substantial damages and our insurance costs may increase significantly as a result. We cannot assure you that our insurance coverage would be sufficient to cover the payment of any potential claim. In addition, we cannot assure you that this or any other insurance coverage will continue to be available or, if available, that we will be able to obtain it at a reasonable cost. Any material uninsured loss could have a material adverse effect on our financial condition, results of operations and cash flows.

Environmental laws and regulations may subject us to significant liabilities.

      Our U.S. operations, including our manufacturing facilities, are subject to federal, state and local environmental laws and regulations relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes. Any violation of any of those laws and regulations could cause us to incur substantial liability to the Environmental Protection Agency, the state environmental agencies in any affected state or to any individuals affected by any such violation. Any such liability could have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Common Stock and This Offering

The market price of our common stock may fluctuate widely and trade at prices below the offering price.

      The market price of our common stock could be subject to significant fluctuations in response to quarter-to-quarter variations in our operating results, announcements of new products or services by us or our competitors, and other events or factors. For example, a shortfall in net sales or net income, or an increase in losses, from levels expected by securities analysts, could have an immediate and significant adverse effect on the market price of our common stock. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many micro and small capitalization companies and that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price for our common stock.

Our results of operations may vary widely from quarter to quarter.

      Our quarterly results of operations have varied and are expected to continue to vary in the future. These fluctuations may be caused by many factors, including:

•	competitive pricing pressures;

•	seasonal buying patterns resulting from the cyclical nature of the business of some of our customers;

•	the size and timing of individual sales;

•	changes in the mix of products and services sold;

•	the timing of introductions and enhancements of products by us or our competitors;

•	market acceptance of new products;

•	technological changes in fabrics or production equipment used to make our products;

•	changes in the mix of domestic and international sales;

•	personnel changes;

•	our expansion of international operations; and

•	general industry and economic conditions.

These variations could negatively impact our stock price.

Compliance with the Sarbanes-Oxley Act of 2002 and rules and regulations relating to corporate governance and public disclosure may result in additional expenses and negatively impact our results of operations.

      The Sarbanes-Oxley Act of 2002 and rules and regulations promulgated by the Securities and Exchange Commission and the Nasdaq Stock Market have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices for public companies, including our company. Keeping abreast of, and in compliance with, these laws, rules and regulations has required an increased amount of resources and management attention. In the future, this may result in increased general and administrative expenses and a diversion of management time and attention from sales-generating activities to compliance activities, which would negatively impact our results of operations.

      In addition, the corporate governance, reporting and disclosure laws, rules and regulations could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors. In particular, the Nasdaq Stock Market rules require a majority of our directors to be “independent” as determined by our board of directors in compliance with the Nasdaq rules. Although our board of directors has determined that a majority of our directors are independent, some of these independent directors have interests in entities with which we conduct business, including from which we lease certain of our properties. For a description of these relationships, see “Certain Relationships and Related Party Transactions.” If any of these directors ceases in the future to be independent, including as a result of any of these transactions, we would have to replace that director or increase the size of our board of directors in order to comply with the Nasdaq rules. In that event, the amount of time and resources that our management devotes to compliance activities could increase further.

Our directors and executive officers have the ability to exert significant influence on our company and on matters subject to a vote of our stockholders.

      As of May 21, 2004, our directors and executive officers beneficially owned approximately 30.2% of the outstanding shares of our common stock. As a result of their ownership of common stock and their positions in our company, our directors and executive officers are able to exert significant influence on our company and on matters submitted to a vote by our stockholders. In particular, as of May 21, 2004, Raymond J. Smith, our chairman of the board, and Christopher J. Ryan, our chief executive officer, president, general counsel and secretary and a director, beneficially owned approximately 16.4% and 8.9% of our common stock, respectively. The ownership interest of our directors and executive officers, including Messrs. Smith and Ryan, could have the effect of delaying or preventing a change of control of our company that may be favored by our stockholders generally.

Our common stock will have limited liquidity after this offering.

      After this offering is completed, our company will have approximately 4,375,135 shares of common stock outstanding, assuming the underwriters do not exercise their over-allotment option. After giving effect to this offering by us and the selling stockholders, approximately 20.2% of our common stock will be beneficially owned by our directors and executive officers. Further, the trading volume of our common stock prior to this offering has been relatively limited and we expect this to continue. Therefore, people who buy shares of our common stock in this offering may have difficulty selling their shares in the future or they may have to settle for a lower price than might be the case if our common stock were traded more actively.

Provisions in our restated certificate of incorporation and by-laws and Delaware law could make a merger, tender offer or proxy contest difficult.

      Our restated certificate of incorporation contains “super majority” voting and classified board provisions, authorized preferred stock that could be utilized to implement various “poison pill” defenses and a stockholder authorized, but as yet unused, Employee Stock Ownership Plan, all of which may have the effect of discouraging a takeover of Lakeland which is not approved by our board of directors. Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the prescribed manner. For a description of these provisions, see “Description of Capital Stock — Anti-Takeover Provisions.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains certain forward-looking statements. When used in this prospectus or in any other presentation, statements which are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” “project” and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of sales, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

      The forward-looking statements in this prospectus are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•	our ability to obtain fabrics and components from suppliers and manufacturers;

•	risks associated with our international manufacturing operations;

•	potential fluctuations in foreign currency exchange rates;

•	our ability to respond to rapid technological change;

•	our ability to identify and complete acquisitions or future expansion;

•	our ability to manage our growth;

•	our ability to recruit and retain skilled employees, including our senior management;

•	our ability to accurately estimate customer demand;

•	competition from other companies, including some with greater resources;

•	risks associated with sales to foreign buyers;

•	restrictions on our financial and operating flexibility as a result of covenants in our credit facilities;

•	our ability to obtain additional funding to expand or operate our business as planned;

•	the impact of a decline in federal funding for preparations for terrorist incidents;

•	the impact of potential product liability claims;

•	liabilities under environmental laws and regulations;

•	fluctuations in the price of our common stock;

•	variations in our quarterly results of operations;

•	the cost of compliance with the Sarbanes-Oxley Act of 2002 and rules and regulations relating to corporate governance and public disclosure;

•	the significant influence of our directors and executive officer on our company and on matters subject to a vote of our stockholders;

•	the limited liquidity of our common stock;

•	the anti-takeover effects of provisions of our restated certificate of incorporation and bylaws and Delaware law; and

•	the other factors referenced in this prospectus, including, without limitation, in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

      We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors.

USE OF PROCEEDS

      We estimate the net proceeds to us from the sale of our common stock in this offering, based upon an assumed public offering price of $19.11 per share (the last reported sale price of our common stock on the Nasdaq National Market on May 21, 2004), to be approximately $19.1 million, after deducting the estimated expenses related to this offering including underwriting discounts and commissions. If the underwriters exercise the over-allotment option in full, we estimate the net proceeds to us will be approximately $22.3 million. We will not receive any proceeds from the sale of the shares to be sold by the selling stockholders in this offering.

      We intend to use the net proceeds we receive:

•	to repay all amounts outstanding under our $18 million revolving credit facility, which we expect to be approximately $16.0 million;

•	to fund all or a portion of the costs of any acquisitions of complementary businesses we determine to pursue in the future, although we cannot assure you that we will be able to successfully identify or consummate such acquisitions; and

•	for working capital and other general corporate purposes.

      Under our $18 million revolving credit facility, borrowings bear interest at the rate offered at the London Interbank Offering Rate (LIBOR) plus 2%. Our $18 million revolving credit facility is provided by Merrill Lynch Business Financial Services Inc., expires on July 31, 2005 and can be repaid at any time. As of May 21, 2004, we had an aggregate of $16.0 million of borrowings outstanding under our $18 million revolving credit facility, which bore interest at a weighted average interest rate of 3.187% per annum at such date and which mature on July 31, 2005.

      Pending our actual use of proceeds, we may invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock is currently traded on the Nasdaq National Market under the symbol “LAKE”. The following table sets forth for the periods indicated the high and low sales prices for our common stock as reported by the Nasdaq National Market. The stock prices in the table below have been adjusted for periods prior to July 31, 2003 to reflect our 10% stock dividends to stockholders of record on July 31, 2002 and July 31, 2003.

	Price Range of
	Common Stock

	High	Low

Fiscal 2003
First Quarter	$8.64	$6.72
Second Quarter	9.92	5.46
Third Quarter	8.77	5.52
Fourth Quarter	7.29	5.69
Fiscal 2004
First Quarter	$8.44	$6.14
Second Quarter	10.92	7.73
Third Quarter	12.99	9.67
Fourth Quarter	18.87	11.78
Fiscal 2005
First Quarter (through May 21, 2004)	$27.56	$14.45

      On May 21, 2004 the last reported sale price of our common stock on the Nasdaq National Market was $19.11 per share. As of May 21, 2004, there were approximately 76 record holders of shares of our common stock.

      We have never paid any cash dividends on our common stock and we currently intend to retain any future earnings for use in our business. The payment and rate of future dividends, if any, are subject to the discretion of our board of directors and will depend upon our earnings, financial condition, capital requirements, contractual restrictions under our credit facilities and other factors.

      In the past, we have declared dividends in stock to our stockholders. We paid a 10% dividend in additional shares of our common stock to holders of record on July 31, 2002 and another 10% dividend in additional shares of our common stock to holders of record on July 31, 2003. We may pay stock dividends in future years at the discretion of our board of directors.

CAPITALIZATION

      The following table sets forth our capitalization as of January 31, 2004 on an actual basis and on an as adjusted basis. The as adjusted data give effect to the sale of 1,100,000 shares of common stock on the Nasdaq National Market offered by us at the assumed public offering price of $19.11 per share (the last reported sale price of our common stock on May 21, 2004), after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the application of a portion of the proceeds therefrom to the repayment of our debt as described in “Use of Proceeds.”

      You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of
	January 31, 2004

	Actual	As Adjusted

	(in thousands, except
	share and per share data)
Cash and cash equivalents	$2,445	$4,713
Current liabilities:
Borrowings under revolving credit facility	16,785	—
Other current liabilities	4,724	4,724
Total current liabilities	21,509	4,724
Long-term debt, less current portion	—	—
Stockholders’ equity:
Preferred Stock, $0.01 par value; 1,500,000 shares authorized; none issued	—	—
Common Stock, $0.01 par value; 10,000,000 shares authorized; 3,273,925 shares issued and outstanding (actual)(1); 4,373,925 shares issued and outstanding (as adjusted)(1)	33	44
Additional paid-in capital	11,862	30,903
Retained earnings	13,132	13,132

Total stockholders’ equity	25,027	44,079

Total capitalization	$25,027	$44,079

(1)	Does not include 291,540 shares of common stock issuable under our employee and director option plans as of January 31, 2004, consisting of:

•	12,540 shares underlying options outstanding at a weighted average exercise price of $7.70 per share, of which 12,540 shares were exercisable; and

•	279,000 shares available for future issuance under our employee and director option plans.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data as of and for our fiscal years 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, which have been audited by Grant Thornton LLP as of and for the fiscal years ended January 31, 2000, 2001 and 2002 and by PricewaterhouseCoopers LLP as of and for the fiscal years ended January 31, 2003 and 2004. You should read the information set forth below in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this prospectus.

	Year Ended January 31,

	2000	2001	2002	2003	2004

	(in thousands, except share and per share data)
Income Statement Data:

Net sales	$58,644	$76,108	$76,431	$77,826	$89,717
Costs of goods sold	48,156	64,798	63,294	62,867	71,741

Gross profit	10,488	11,310	13,137	14,959	17,976

Operating expenses:
Selling and shipping	4,177	4,825	5,414	6,338	7,342
General and administrative	3,014	3,794	4,134	4,262	4,596
Impairment of goodwill	—	—	—	—	249

Total operating expenses	7,191	8,619	9,548	10,600	12,187

Operating profit	3,297	2,691	3,589	4,359	5,789

Other income (expense):
Interest expense	(821)	(1,248)	(882)	(643)	(535)
Interest income	26	27	18	20	19
Other income — net	7	15	91	40	24

Total other expense	788	1,206	773	583	492

Income before income taxes	2,509	1,485	2,816	3,776	5,297
Income tax expense	(761)	(362)	(846)	(1,172)	(1,659)

Net income	$1,748	$1,123	$1,970	$2,604	$3,638

Net income per common share (Basic)(1)	$0.54	$0.35	$0.61	$0.80	$1.11

Net income per common share (Diluted)(1)	$0.54	$0.35	$0.61	$0.80	$1.11

Weighted average common shares outstanding(1):
Basic	3,211,280	3,200,990	3,222,956	3,261,116	3,268,551

Diluted	3,234,873	3,227,265	3,247,290	3,269,039	3,275,501

Balance Sheet Data (at period end):
Current assets	$32,460	$36,099	$39,545	$38,859	$43,285
Total assets	34,770	38,628	42,417	42,823	47,304
Current liabilities	16,551	20,052	22,778	20,934	21,509
Long-term liabilities	2,814	2,039	912	529	768
Stockholders’ equity	15,405	16,537	18,727	21,359	25,027

(1)	Adjusted for periods prior to July 31, 2003 to reflect our 10% stock dividends to stockholders of record as of July 31, 2002 and July 31, 2003. Earnings per share have been restated in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. This prospectus may contain certain “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.”

Overview

      We manufacture and sell a comprehensive line of safety garments and accessories for the industrial protective clothing market. Our products are sold by our in-house sales force and independent sales representatives to a network of over 500 safety and mill supply distributors. These distributors in turn supply end user industrial customers such as chemical/petrochemical, automobile, steel, glass, construction, smelting, janitorial, pharmaceutical and high technology electronics manufacturers, as well as hospitals and laboratories. In addition, we supply federal, state and local governmental agencies and departments such as fire and police departments, airport crash rescue units, the Department of Defense, Central Intelligence Agency, Federal Bureau of Investigation, U.S. Secret Service and the Centers for Disease Control. Our net sales attributable to customers outside the United States were $4.5 million, $5.7 million and $8.0 million, in fiscal 2002, fiscal 2003 and fiscal 2004, respectively.

      In fiscal 2004, we hired five additional sales personnel, increasing our sales team from nine to fourteen. Although it has taken time to identify and train the new personnel, we believe our increase in net sales in the year ended January 31, 2004 compared to the year ended January 31, 2003 is in part attributable to our increased focus on our internal sales team. As sales increase, we intend to continue to invest in the hiring of additional sales personnel.

      Our sales of limited use/disposable protective clothing grew approximately 13% in the year ended January 31, 2004 compared to the year ended January 31, 2003, and our expectation is to see continued growth. We expect that distributors will continue to stock more inventory as economic conditions in the United States continue to improve. We also expect our net sales to increase as we introduce our Tyvek®-based products into new industries in which the use of Tyvek® is not widespread. In addition, our net sales are driven in part by government funding and health-related events. Our net sales attributable to chemical suits increased 55% and our net sales attributable to fire gear and aluminized apparel increased 25% in the year ended January 31, 2004 compared to the year ended January 31, 2003. These sales increases were driven primarily by grants from the federal government under the Fire Act of 2002 and the Bio Terrorism Preparedness and Response Act of 2002 as part of the Homeland Security initiatives. During fiscal 2004, as a result of the SARS virus outbreak in various cities in 2003, we sold approximately $1.1 million of SARS-related garments in China, Toronto, Hong Kong and Taiwan. The Centers for Disease Control has recommended protective garments be used to protect healthcare workers in the fight against the spread of the SARS virus. In the event of future outbreaks of SARS or other similar contagious viruses, such as avian flu in 2004, we have positioned ourselves with increased production capacity.

      We have operated manufacturing facilities in Mexico since 1995 and in China since 1996. Beginning in 1995, we moved the labor intensive sewing operation for our limited use/disposable protective clothing lines to these facilities. Our facilities and capabilities in China and Mexico allow access to a less expensive labor pool than is available in the United States and permit us to purchase certain raw materials at a lower cost than they are available domestically. As we have increasingly moved production of our products to our facilities in Mexico and China, we have seen improvements in the profit margins for these products. We are in the early stages of moving production of our reusable woven garments and gloves to these facilities and expect to complete this process by the third quarter of fiscal 2005. As a result, we expect to see profit margin improvements for these product lines as well.

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses, and disclosure of contingent assets and liabilities. We base estimates on our past experience and on various other assumptions that we believe to be reasonable under the circumstances and we periodically evaluate these estimates.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

      Revenue Recognition. We derive our sales primarily from our limited use/disposable protective clothing and secondarily from our sales of high-end chemical protective suits, fire fighting and heat protective apparel, gloves and arm guards, and reusable woven garments. Sales are recognized when goods are shipped to our distributors at which time title and the risk of loss passes. Sales are reduced for sales returns and allowances. Payment terms are generally net 30 days for United States sales and net 90 days for international sales.

      Inventories. Inventories include freight-in, materials, labor and overhead costs and are stated at the lower of cost (on a first-in, first-out basis) or market. Provision is made for slow-moving, obsolete or unusable inventory.

      Allowance for Doubtful Accounts. We establish an allowance for doubtful accounts to provide for accounts receivable that may not be collectible. In establishing the allowance for doubtful accounts, we analyze the collectibility of individual large or past due accounts customer-by-customer. We establish reserves for accounts that we determine to be doubtful of collection.

      Income Taxes and Valuation Reserves. We are required to estimate our income taxes in each of the jurisdictions in which we operate as part of preparing our consolidated financial statements. This involves estimating the actual current tax in addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences, together with net operating loss carryforwards and tax credits, are recorded as deferred tax assets or liabilities on our balance sheet. A judgment must then be made of the likelihood that any deferred tax assets will be realized from future taxable income. A valuation allowance may be required to reduce deferred tax assets to the amount that is more likely than not to be realized. In the event we determine that we may not be able to realize all or part of our deferred tax asset in the future, or that new estimates indicate that a previously recorded valuation allowance is no longer required, an adjustment to the deferred tax asset is charged or credited to net income in the period of such determination.

      Valuation of Goodwill and Other Intangible Assets. On February 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which provides that goodwill and other intangible assets are no longer amortized, but are assessed for impairment annually and upon occurrence of an event that indicates impairment may have occurred. Goodwill impairment is evaluated utilizing a two step process as required by SFAS No. 142. Factors that we consider important that could identify a potential impairment include: significant underperformance relative to expected historical or projected future operating results; significant changes in the overall business strategy; and significant negative industry or economic trends. When we determine that the carrying value of intangibles and goodwill may not be recoverable based upon one or more of these indicators of impairment, we measure any potential impairment based on a projected discounted cash flow method. Estimating future cash flows requires our management to make projections that can differ materially from actual results. In fiscal 2004, as a result of our decision to move a portion of our reusable woven garment assembly from the United States to China, we reviewed this portion of our business for impairment. An impairment was calculated based on estimating the fair value, utilizing a discounted cash flow analysis, resulting in an impairment charge of $0.2 million. We have no remaining goodwill recorded as of January 31, 2004.

      Self-Insured Liabilities. We have a self-insurance program for certain employee health benefits. The cost of such benefits is recognized as expense based on claims filed in each reporting period and an estimate of claims incurred but not reported during such period. Our estimate of claims incurred but not reported are based upon historical trends. If more claims are made than were estimated or if the costs of actual claims increases beyond what was anticipated, reserves recorded may not be sufficient and additional accruals may be required in future periods. We maintain separate insurance to cover the excess liability over set single claim amounts and aggregate annual claim amounts.

Results of Operations

      The following table set forth our historical results of operations for the years ended January 31, 2002, 2003 and 2004 as a percentage of our net sales.

	Year Ended January 31,

	2002	2003	2004

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	82.8%	80.8%	80.0%

Gross profit	17.2%	19.2%	20.0%
Operating expenses	12.5%	13.6%	13.6%
Operating profit	4.7%	5.6%	6.4%
Interest expense, net	1.0%	0.8%	0.5%
Income tax expense	1.1%	1.5%	1.8%

Net income	2.6%	3.3%	4.1%

Year Ended January 31, 2004 Compared to Year Ended January 31, 2003

      Net Sales. Net sales increased $11.9 million, or 15.3%, to $89.7 million for the year ended January 31, 2004 from $77.8 million for the year ended January 31, 2003. The increase was due primarily to an increase in our market share in our Tyvek®-based product lines as well as an increase in the price of these products beginning in May 2003. Increased sales were also driven by an improving U.S. economy which increased demand for our products, particularly in the industrial Tyvek® markets we serve, and increased demand for our chemical protective suits and fire turnout gear for Homeland Security purposes. In addition, as a result of the SARS outbreak, we sold our products for the first time in domestic China, which amounted to $0.6 million in the year ended January 31, 2004.

      Gross Profit. Gross profit increased $3.0 million, or 20.2%, to $18.0 million for the year ended January 31, 2004 from $15.0 million for the year ended January 31, 2003. Gross profit as a percent of net sales increased to 20.0% for the year ended January 31, 2004 from 19.2% for the year ended January 31, 2003, primarily because of cost reductions achieved by shifting production of additional Tyvek®-based products and chemical suits to China and Mexico. We have increasingly shifted production to these lower-cost facilities. In addition, we increased the price of our Tyvek®-based products beginning in May 2003, which contributed to an increase in our gross margins for these products. In the year ended January 31, 2004, we also determined that a portion of our inventory was obsolete. As a result, we wrote off $0.4 million of inventory, offsetting the factors contributing to an increase in gross profit discussed above.

      Operating Expenses. Operating expenses increased $1.6 million, or 15%, to $12.2 million for the year ended January 31, 2004 from $10.6 million for the year ended January 31, 2003. As a percent of net sales, operating expenses remained constant at 13.6% for the year ended January 31, 2004 and the year ended January 31, 2003. The $1.6 million increase in operating expenses in the year ended January 31, 2004 compared to the year ended January 31, 2003 was principally due to increased expenses corresponding to our increase in net sales, as well as impairment of goodwill of $0.2 million. This was offset by a decrease in bad debt expense of $0.3 million in fiscal 2004 resulting from improvement in the U.S. economy and a reorganization of our credit department.

      Interest Expense. Interest expense decreased $0.1 million, or 16.8%, to $0.5 million for the year ended January 31, 2004 from $0.6 million for the year ended January 31, 2003. The decrease was primarily due to a decrease in average monthly borrowings under our credit facilities.

      Income Tax Expense. Income tax expense consists of federal, state and foreign income taxes. Income tax expense increased $0.5 million, or 41.6%, to $1.7 million for the year ended January 31, 2004 from $1.2 million for the year ended January 31, 2003. The increase was due to a relative increase in our income recognized in the United States as compared to the income recognized in China, where income tax rates are lower. Our effective tax rate was 31.3% and 31.0% in the years ended January 31, 2004 and 2003, respectively. Our effective tax rate varied from the federal statutory rate of 34% due primarily to lower foreign tax rates.

      Net Income. Net income increased $1.0 million, or 39.7%, to $3.6 million for the year ended January 31, 2004 from $2.6 million for the year ended January 31, 2003. The increase in net income was the result of an increase in net sales and increased productivity as a result of shifts in production to our China facilities, partially offset by an increase in costs and expenses due to higher volumes of our products being sold.

Year Ended January 31, 2003 Compared to Year Ended January 31, 2002

      Net Sales. Net sales increased $1.4 million, or 1.8%, to $77.8 million for the year ended January 31, 2003 from $76.4 million for the year ended January 31, 2002. The increase in net sales was principally attributable to slowly improving economic conditions and to an increase in the price of our Tyvek®-based products beginning in April 2002.

      Gross Profit. Gross profit increased by $1.8 million, or 13.9%, to $15.0 million for the year ended January 31, 2003 from $13.1 million for the year ended January 31, 2002. Gross profit as a percentage of net sales increased to 19.2% for the year ended January 31, 2003 from 17.2% for the prior year, principally due to an increase in the price of our Tyvek®-based products beginning in April 2002, which contributed to an increase in our gross margins for these products. Labor and overhead costs also decreased in the year ended January 31, 2003 compared to the year ended January 31, 2002 due to a headcount reduction in our Decatur, Alabama facility and our continuing shift of production to China, where the labor costs are lower. This was partially offset by an increase in inventory reserves of $0.2 million as well as a decrease in our margins on our Tyvek®-based products in the period between March 2002 and April 2002 during which we were unable to pass on the Tyvek® price increase to our customers.

      Operating Expenses. Operating expenses increased by $1.1 million, or 11%, to $10.6 million for the year ended January 31, 2003 from $9.5 million for the year ended January 31, 2002. As a percent of net sales, operating expenses increased to 13.6% for the year ended January 31, 2003 from 12.5% for the year ended January 31, 2002. The $1.1 million increase in operating expenses for the year ended January 31, 2003 compared to the year ended January 31, 2002 was due primarily to a $0.3 million increase in freight costs as a result of price increases by our carriers, a $0.3 million increase in sales commissions as a result of a corresponding increase in our chemical suit sales which have a higher commission rate than our Tyvek®-based products, and a $0.3 million increase in bad debt expense as a result of general economic conditions. These increases were offset in part by a $0.2 million decrease in labor expenses as a result of increased automation in our manufacturing processes, and a $0.2 million decrease in research and development expenses as a result of the completion of our development of our Micromax® products.

      Interest Expense. Interest expense decreased by $0.3 million, or 27.1%, to $0.6 million for the year ended January 31, 2003 from $0.9 million for the year ended January 31, 2002. This decrease was primarily due to a decrease in average borrowings under our revolving credit facilities and to decreasing interest rates.

      Income Tax Expense. Income tax expense increased $0.4 million, or 50.0%, to $1.2 million for the year ended January 31, 2003 from $0.8 million for the year ended January 31, 2002. The increase was due to a relative increase in our income recognized in the United States as compared to the income recognized in China, where income tax rates are lower. Our effective tax rate was 31.0% and 30.0% in the years ended January 31, 2003 and 2002, respectively. Our effective tax rate varied from the federal statutory rate of 34% due primarily to lower foreign tax rates.

      Net Income. Net income increased $0.6 million, or 32.2%, from $2.6 million for the year ended January 31, 2003 from $2.0 million for the year ended January 31, 2002. The increase in net income was primarily the result of the price increase of our Tyvek®-based products, offset in part by the increase in operating expenses discussed above.

Liquidity and Capital Resources

Cash Flows

      As of January 31, 2004 we had cash and cash equivalents of $2.4 million and working capital of $21.8 million, an increase of $1.0 million and $3.9 million, respectively, from January 31, 2003. Our primary sources of funds for conducting our business activities have been from cash flow provided by operations and borrowings under our credit facilities described below. We require liquidity and working capital primarily to fund increases in inventories and accounts receivable associated with our net sales and, to a lesser extent, for capital expenditures.

      Net cash provided by operating activities of $2.2 million for the year ended January 31, 2004 was due primarily to net income from operations of $3.6 million and an increase in accounts payable of $0.4 million, offset in part by an increase in inventories of $0.8 million and an increase in accounts receivable of $2.2 million. Net cash provided by operating activities of $1.8 million for the year ended January 31, 2003 was primarily attributable to net income from operations of $2.6 million and an decrease in inventories of $1.0 million, offset in part by an decrease in accounts payable of $1.9 million and an increase in accounts receivable of $0.8 million.

      Net cash used in investing activities of $1.4 million and $1.7 million in the years ended January 31, 2004 and 2003, respectively, was due to purchases of property and equipment.

      Net cash provided by financing activities in the years ended January 31, 2004 and 2003 was primarily attributable to payments and borrowings under our credit facilities.

Credit Facilities

      We currently have two credit facilities:

•	an $18 million revolving credit facility, of which we had $16.0 million of borrowings outstanding as of May 21, 2004; and

•	a $3 million revolving credit facility (the availability of which reduces incrementally over its 3-year term), of which we had no borrowings outstanding as of May 21, 2004.

In November 1999, we entered into a 5-year $3 million term loan which we repaid in full on March 31, 2003.

      Our $18 million revolving credit facility permits us to borrow up to the lower of $18 million and a borrowing base determined by reference to a percentage of our eligible accounts receivable and inventory. As of January 31, 2004, our $18 million revolving credit facility was to expire on July 31, 2004. In May 2004, we extended the expiration of this credit facility to July 31, 2005. Borrowings under this revolving credit facility bear interest at the London Interbank Offered Rate (LIBOR) plus 2% and were approximately $16.8 million at January 31, 2004. As of May 21, 2004, we had $2.0 million of borrowing availability under this revolving credit facility.

      In January 2004, we entered into a new 3-year $3 million revolving credit facility which expires on January 21, 2007. Availability under this facility decreases from $3 million by $83,333 each month over the 3-year term and is also subject to the borrowing base limitation discussed above in connection with our $18 million revolving credit facility. Borrowings under this revolving credit facility bear interest at LIBOR plus 2.5%. We did not have any borrowings outstanding under this facility at January 31, 2004. As of May 21, 2004, we had $2.8 million of borrowing availability under this revolving credit facility.

      Our credit facilities require that we comply with specified financial covenants relating to interest coverage, debt coverage, minimum consolidated net worth, and earnings before interest, taxes, depreciation and amortization. These restrictive covenants could affect our financial and operational flexibility or impede our ability to operate or expand our business. Default under our credit facilities would allow the lenders to declare all amounts outstanding to be immediately due and payable. Our lenders have a security interest in substantially all of our assets to secure the debt under our credit facilities. As of May 21, 2004, we were in compliance with all covenants contained in our credit facilities.

      We believe that cash flow from operations along with borrowing availability under our $3 million revolving credit facility and our $18 million revolving credit facility will be sufficient to meet our currently anticipated operating, capital expenditures and debt service requirements for at least the next 12 months. Historically, we have been able to renew our primary credit facility on acceptable terms, but there can be no assurance that such financing will continue to be available after its current expiration or that any renewal will be on terms as favorable as our current facility.

Capital Expenditures

      Our capital expenditures principally relate to purchases of manufacturing equipment, computer equipment, leasehold improvement and automobiles, as well as payments related to the construction of our facilities in China. Our capital spending plans for fiscal 2005 include the last payment on our 90,415 square foot facility in Jiaozhou, China due to a construction company as payment for the construction of this facility in 2004. Our facilities in China are not encumbered by commercial bank mortgages and thus Chinese commercial mortgage loans may be available with respect to these real estate assets if we need additional liquidity. We expect our capital expenditures to be approximately $1.1 million in fiscal 2005.

Contractual Obligations

      We had no off-balance sheet arrangements at January 31, 2004. As shown below, at January 31, 2004, our contractual cash obligations totaled approximately $20.6 million, including lease renewals entered into subsequent to January 31, 2004.

	Payments Due by Period

		Less than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(in thousands)
Operating leases	$3,702	$848	$1,589	$1,265	$—
Automobiles leased	78	30	34	14	—
Revolving credit facility	16,785	16,785	—	—	—

Total	$20,565	$17,663	$1,623	$1,279	$—

Seasonality

      Our operations have historically been seasonal, with higher sales generally occurring in February, March, April and May when scheduled maintenance occurs on nuclear, coal, oil and gas fired utilities, chemical, petrochemical and smelting facilities, and other heavy industrial manufacturing plants occurs, primarily due to cooler temperatures. Sales decline during the warmer summer and vacation months, and generally increase from Labor Day through February with slight declines during holidays. As a result of this seasonality in our sales, we have historically experienced a corresponding seasonality in our working capital, specifically inventories, with peak inventories occurring between September and March coinciding with lead times required to accommodate the spring maintenance schedules. We believe that by sustaining higher levels of inventory, we gain a competitive advantage in the marketplace. Certain of our large customers seek sole sourcing to avoid sourcing their requirements from multiple vendors whose prices, delivery times and quality standards differ.

      In recent years, due to increased demand by first responders for our chemical suits and fire gear, our historical seasonal pattern has shifted. Governmental disbursements are dependent upon budgetary processes and grant administration processes that do not follow our traditional seasonal sales patterns. Due to the size and timing of these governmental orders, our net sales, results of operations, working capital requirements and cash flows can vary between different reporting periods. As a result, we expect to experience increased variability in net sales, net income, working capital requirements and cash flows on a quarterly basis.

Effects of Recent Accounting Pronouncements

      In November 2002, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.” This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees, including indemnifications. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee if the amount is reasonably estimable, and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability are to be applied on a prospective basis to guarantees issued or modified on or after January 1, 2003. Our initial adoption of this statement on January 1, 2003 did not have an impact on our results of operations, financial position or cash flows.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation provides guidance with respect to the consolidation of certain entities, referred to as variable interest entities (“VIE”), in which an investor is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns. This interpretation also provides guidance with respect to the disclosure of VIEs in which an investor maintains an interest but is not required to consolidate. The provisions of the interpretation are effective immediately for all VIEs created after January 31, 2003, or in which we obtain an interest after that date. In December 2003, the FASB issued a revision to this pronouncement, FIN 46R, which, among other things, clarified certain provisions and modified the effective date for certain variable interests. Application is required for interests in special purpose entities in the period ending after December 15, 2003 and application is required for all other types of variable interest entities in the period ending after March 15, 2004. We are currently evaluating the impact this pronouncement will have on our financial position and results of operations upon adoption in the first quarter of fiscal 2005.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments that were accounted for as equity under previous guidance must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets, and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on our consolidated financial statements for the year ended and at January 31, 2004.

      In December 2003, the FASB issued a revised SFAS No. 132, “Employers Disclosures about Pension and Other Postretirement Benefits,” to improve financial statement disclosures for defined benefit plans. We have adopted SFAS No. 132, which includes new disclosure requirements.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to market risk, including changes in interest rates and currency exchange rates.

Foreign Currency Risk

      We are exposed to changes in foreign currency exchange rates as a result of our purchases and sales in other countries. To manage the volatility relating to foreign currency exchange rates, we seek to limit, to the extent possible, our non-U.S. dollar denominated purchases and sales.

      In connection with our operations in China, we purchase a significant amount of products from outside of the United States. However, our purchases in China are primarily made in Chinese Yuan, the value of which has been largely pegged to the U.S. dollar for the last decade. As a result, any currency risks related to these transactions are deemed to be immaterial to us as a whole.

      Our primary risk from foreign currency exchange rate changes is presently related to non-U.S. dollar denominated sales in Canada and, to a smaller extent, in Europe. Our sales in Canada are denominated in Canadian dollars. If the value of the U.S. dollar increases relative to the Canadian dollar and we are unable to raise our prices proportionally, then our profit margins could decrease because of the exchange rate change. Although our sales in China are denominated in the Chinese Yuan, because this currency has recently been largely pegged to the U.S. dollar, our foreign currency exchange rate risk in China has been minimized. At this time, we do not manage the foreign currency exchange rate risk through the use of derivative instruments. A 10% decrease in the value of the U.S. dollar relative to foreign currencies would not have a material impact on our results of operations or financial position. As non-U.S. dollar denominated international purchases and sales grow, exposure to volatility in exchange rates could have a material adverse impact on our financial results.

Interest Rate Risk

      We are exposed to interest rate risk with respect to our credit facilities, which have variable interest rates based upon the London Interbank Offered Rate. At January 31, 2004, we had $16.8 million of borrowings outstanding under these credit facilities. If the interest rate applicable to this variable rate debt rose 1% in the year ended January 31, 2004, our interest expense would have increased and our income before income taxes would have decreased by less than $200,000.

BUSINESS

Overview

      We manufacture and sell a comprehensive line of safety garments and accessories for the industrial protective clothing market. Our products are sold by our in-house sales force and independent sales representatives to a network of over 500 safety and mill supply distributors. These distributors in turn supply end user industrial customers such as chemical/petrochemical, automobile, steel, glass, construction, smelting, janitorial, pharmaceutical and high technology electronics manufacturers, as well as hospitals and laboratories. In addition, we supply federal, state and local governmental agencies and departments such as fire and police departments, airport crash rescue units, the Department of Defense, Central Intelligence Agency, Federal Bureau of Investigation, U.S. Secret Service and the Centers for Disease Control. In fiscal 2004, we had net sales of $89.7 million and earnings per share of $1.11, which represent a growth rate of 15.3% and 38.8%, respectively, over our previous fiscal year. Our net sales attributable to customers outside the United States were $4.5 million, $5.7 million and $8.0 million in fiscal 2002, fiscal 2003 and fiscal 2004, respectively.

      Our major product categories and their applications are described below:

      Limited Use/Disposable Protective Clothing. We manufacture a complete line of limited use/disposable protective garments offered in coveralls, lab coats, shirts, pants, hoods, aprons, sleeves and smocks. These garments are made from several non-woven fabrics, primarily Tyvek® and TyvekQC (both DuPont manufactured fabrics) and also our proprietary fabrics manufactured pursuant to customer order. These garments provide protection from low-risk contaminants or irritants, such as chemicals, pesticides, fertilizers, paint, grease and dust, and from limited exposure to hazardous waste and toxic chemicals, including acids, asbestos, lead and hydro-carbons (or PCBs) that pose health risks after exposure for long periods of time. Additional applications include protection from viruses and bacteria, such as AIDS, streptococcus, SARS and hepatitis, at hospitals, clinics and emergency rescue sites and use in clean room environments to prevent human contamination in the manufacturing processes. This is our largest product line.

      High-End Chemical Protective Suits. We manufacture heavy duty chemical suits made from TyChem® SL, TK and TyChem® BR, which are DuPont manufactured fabrics. These suits are worn by individuals on hazardous material teams to provide protection from powerful, highly concentrated and hazardous or potentially lethal chemical and biological toxins, such as toxic wastes at Super Fund sites, toxic chemical spills or biological discharges, chemical or biological warfare weapons (such as anthrax or ricin), and chemicals and petro-chemicals present during the cleaning of refineries and nuclear facilities. These suits can be used in conjunction with a fire protective shell that we manufacture to protect the user from both chemical and flash fire hazards. Homeland Security measures and government funding of personal protective equipment for first responders to terrorist threats or attack have recently resulted in increased demand for our high-end chemical suits and we believe demand for these suits will continue to increase in the future.

      Fire Fighting and Heat Protective Apparel. We manufacture an extensive line of fire fighting and heat protective apparel for use by fire fighters and other individuals that work in extreme heat environments. Our branded fire fighting apparel FyrepelTM is sold to local municipalities and industrial fire fighting teams. Our heat protective aluminized fire suits are manufactured from Nomex®, a fire and heat resistant material, and Kevlar®, a cut and heat resistant, high-strength, lightweight, flexible and durable material produced by DuPont. This apparel is also used for maintenance of extreme high temperature equipment, such as coke ovens, kilns, glass furnaces, refinery installations and smelting plants, as well as for military and airport crash and rescue teams.

      Gloves and Arm Guards. We manufacture gloves and arm guards from Kevlar® and Spectra®, a cut resistant fiber made by Honeywell. Our gloves are used primarily in the automotive, glass and metal fabrication industries to protect the wearer’s hand and arms from lacerations and heat without sacrificing manual dexterity or comfort.

      Reusable Woven Garments. We manufacture a line of reusable and washable woven garments that complement our fire fighting and heat protective apparel offerings and provide alternatives to our limited use/disposable protective clothing lines. Product lines include electrostatic dissipative apparel used in the automotive industry for control of static electricity in the manufacturing process, clean room apparel to prevent human contamination in the manufacturing processes, hospital garments to protect against blood borne pathogens and bacteria such as AIDS, streptococcus and hepatitis, and flame resistant Nomex® coveralls used in chemical and petroleum plants and for wild land fire fighting.

      We believe we are one of the largest independent customers of DuPont’s Tyvek® and TyChem® apparel grade material. We purchase Tyvek® under North American licensing agreements and other DuPont materials, such as Kevlar®, under international licensing agreements. While we have operated under these trademark agreements since 1995, we have been a significant customer of these DuPont materials since 1982. The trademark agreements require certain quality standards and the identification of the DuPont trademark on the finished product manufactured by us. We believe this brand identification with DuPont and Tyvek® significantly benefits the marketing of our largest product line, as over the past 30 years Tyvek® has become known as the standard for limited use/disposable protective clothing. We believe our relationship with DuPont to be excellent.

      We maintain manufacturing facilities in Decatur, Alabama; Celaya, Mexico; AnQui City, China; Jiaozhou, China; and St. Joseph, Missouri, where our products are designed, manufactured and sold. We also have a relationship with a sewing subcontractor in Mexico, which we can utilize for unexpected production surges. Our China and Mexico facilities allow us to take advantage of favorable labor and supplier costs, thereby increasing our profit margins on products manufactured in these facilities. Our China and Mexico facilities are designed for the manufacture of limited use/disposable protective clothing as well as our high-end chemical protective suits. We have significantly improved our profit margins in these product lines by shifting production to our international facilities and we intend to expand our international manufacturing capabilities to include our gloves and reusable woven protective apparel product lines in the future.

Industry Overview

      According to Global Industry Analysts, Inc., the global market for industrial protective clothing is projected to be approximately $6.0 billion in 2004, and is projected to grow at a compound annual growth rate of approximately 6.5%. Our primary market, North America, is the largest market, expected to make up over one-third, or approximately $2.0 billion, of the global market. The industrial protective clothing market includes our limited use/disposable protective clothing, our high-end chemical protective suits, our fire fighting and heat protective apparel and our reusable woven garments. Global Industry Analysts, Inc. estimates that the market for gloves was over $2.6 billion worldwide in 2003.

      The industrial protective clothing market has evolved over the past 35 years as a result of governmental regulations and requirements and commercial product development. In 1970, Congress enacted the Occupational Safety and Health Act, or OSHA, which requires employers to supply protective clothing in certain work environments. Almost two million workers are subject to OSHA standards today. Certain states have also enacted worker safety laws that supplement OSHA standards and requirements.

      The advent of OSHA coincided with DuPont’s development of Tyvek® which, for the first time, allowed for the economical production of lightweight, disposable protective clothing. The attraction of disposable garments grew in the late 1970s as a result of increases in labor and material costs of producing cloth garments and the promulgation of federal, state and local safety regulations.

      In 1990, additional standards proposed and developed by the National Fire Protection Association and the American Society for Testing and Materials were adopted by OSHA. These standards identify four levels of protection, A through D, and specify the equipment and clothing required to adequately protect the wearer at each level:

•	Level A requires total encapsulation in a vapor proof chemical suit with self contained breathing apparatus, or SCBA, and appropriate accessories.

•	Level B calls for SCBA or a positive pressure supplied respirator with escape SCBA, plus hooded chemical resistant clothing (coveralls), one or two piece chemical splash suit, or disposable chemical resistant coveralls.

•	Level C requires hooded chemical resistant clothing, such as coveralls, two piece chemical splash suit, or disposable chemical resistant coveralls.

•	Level D involves work and/or training situations that require minimal coverall protection.

      In response to the terrorist attacks that took place on September 11, 2001, the federal government has provided for additional protective equipment funding through programs that are part of the Homeland Security initiative. The Fire Act of 2002 created the federal Assistance to Firefighters Grant Program, or AFGP, to provide funds directly to local fire districts to help improve their readiness and capability to respond to terrorist attacks. Funds are allocated under AFGP to the following areas: fire operations/firefighter safety; fire prevention; emergency medical services; and firefighting vehicle acquisition. AFGP will provide more than $1.3 billion in funding through 2004, with approximately $750 million appropriated for 2003 and $750 million more appropriated for 2004. The Bio Terrorism Preparedness and Response Act of 2002, which we refer to as the Bio Terrorism Act, appropriated $337 million for bio-defense equipment and another $770 million to purchase equipment for first responders, such as fire, police, medical and military personnel. These bio terrorism monies are expected to be disbursed in late 2005 and 2006.

      Recently, federal and state purchasing of industrial protective clothing and federal grants to fire departments have increased demand for industrial protective clothing to protect first responders against actual or threatened terrorist incidents. Specific events such as the 2002 U.S. Winter Olympics, the anthrax letters incidents in 2001 and the ricin letter incidents in 2004 have also resulted in increased demand for our products.

Industry Consolidation

      The industrial protective clothing industry is highly fragmented and consists of a large number of small, closely-held family businesses. DuPont, Kimberly Clark and Lakeland and are the dominant disposable industrial protective apparel manufacturers. Since 1997, the markets for manufacturing and distribution have consolidated. A number of large distributors with access to capital have acquired smaller distributors. The acquisitions include Vallen Corporation’s acquisitions of Safety Centers, Inc., All Supplies, Inc., Shepco Manufacturing Co., and Century Safety (Canada) and Hagemeyer’s acquisition of Vallen Corporation; W.W. Grainger’s acquisitions of Allied Safety, Inc., Lab Safety Supply, Inc., Acklands Limited, Gempler’s safety supply division and Ben Meadows, Inc.; Air Gas’ acquisitions of Rutland Tool & Supply Co., Inc., IPCO Safety Supply, Inc., Lyon Safety, Inc., Safety Supply, Inc., Safety West, Inc. and Delta Safety Supply, Inc.; and Fischer Scientific’s acquisitions of Safety Services of America, Cole-Parner, Retsch and Emergo.

      As these safety distributors consolidate and grow, we believe they are looking to reduce the number of safety manufacturing vendors they deal with and support, while at the same time shifting the burden of end user selling to the manufacturer. This creates a significant capital availability issue for small safety manufacturers as end user selling is more expensive, per sales dollar, than selling to safety distributors. As a result, the manufacturing sector in this industry is seeing follow-on consolidation. DuPont has acquired Marmac Manufacturing, Inc., Kappler, Inc., Cellucup, Melco, Mfg., and Regal Manufacturing since 1998, while in the related safety product industries Norcross Safety Products L.L.C. has acquired Morning Pride, Ranger-Servus, Salisbury, North and Pro Warrington and Christian Dalloz has acquired Bacou, USA which itself acquired Uvex Safety, Inc., Survivair, Howard Leight, Perfect Fit, Biosystems, Fenzy, Titmus, Optrel, OxBridge and Delta Protection.

      We believe a larger industrial protective clothing manufacturer has competitive advantages over a smaller competitor including:

•	economies of scale when selling to end users, either through the use of a direct sales force or independent representation groups;

•	broader product offerings that facilitate cross-selling opportunities;

•	the ability to employ dedicated protective apparel training and selling teams;

•	the ability to offer volume and growth incentives to safety distributors; and

•	access to international sales.

      We believe we have a substantial opportunity to pursue acquisitions in the industrial protective clothing industry, particularly because many smaller manufacturers share customers with us.

Business Strategy

      Key elements of our strategy include:

•	Increase Sales to the First Responder Market. Our high-end chemical protective suits meet all of the requirements and are particularly well qualified to provide protection to first responders to chemical or biological attacks. For example, our products have been used for response to recent threats such as the 2001 anthrax letters and the 2004 ricin letters. A portion of appropriations for the Fire Act of 2002 and the Bio Terrorism Act of 2002 are available for purchase of products for first responders that we manufacture, and we intend to aggressively target this market.

•	Improve Marketing in Existing Markets. We believe significant growth opportunities are available to us through the better positioning, marketing and enhanced cross-selling of our reusable woven protective clothing, glove and arm guards and high-end chemical suit product lines, along with our limited use/disposable lines.

•	Increase Penetration of the North American Tyvek® Market. We intend to increase our sales of Tyvek®-based garments by introducing Tyvek® in industries which have generally used woven reusable garments, such as food processing and food service industries including kitchens, grocery stores and chicken and fishery slaughter operations. We believe that limited use/disposable garments are more effective at preventing contamination than reusable garments that are exposed to possible contamination while in transit or while being laundered. We also plan to expand our sales of Tyvek®-based products and marketing efforts in Mexico and Canada. Industrial safety gear utilized in U.S. manufacturing often gains acceptance as standard equipment for new facilities and factories operated by U.S. companies in other countries.

•	Emphasize Customer Service. We continue to offer a high level of customer service to distinguish our products and to create customer loyalty. We offer well-trained and experienced sales and support personnel, on-time delivery and accommodation of custom and rush orders. We also seek to extensively advertise our brand names.

•	Decrease Manufacturing Expenses by Moving Production to International Facilities. We have additional opportunities to take advantage of our low cost production capabilities in Mexico and China. Beginning in 1995, we successfully moved the labor intensive sewing operation for our limited use/disposable protective clothing lines to these facilities. Beginning January 1, 2005, pursuant to the United States World Trade Organization Treaty with China, quota requirements imposed by the U.S. on textiles such as our reusable woven garments and gloves are scheduled to be removed, making it more cost effective to move production for these product lines to our assembly facilities in China. We are in the early stages of this process and expect to complete this process by the third quarter of fiscal 2005. As a result, we expect to see profit margin improvements for these product lines, which will allow us to compete more effectively as the quota restrictions are removed.

•	Acquisitions. We believe that the protective clothing market is fragmented and presents the opportunity to acquire businesses that offer comparable products or specialty products that we do not offer. We intend to consider acquisitions that afford us economies of scale, enhanced opportunity for cross-selling, expanded product offerings and an increased market presence. We have no letters of intent or understandings with respect to any potential acquisitions.

•	Introduction of New Products. We continue our history of product development and innovation by introducing new proprietary products across all our product lines. Our innovations have included Micromax® disposable protective clothing line, our DesproTM glove and GrapolatorTM sleeve lines for hand and arm cut protection and our ThermbarTM Mock Twist glove for hand and arm heat protection. We own seven patents on fabrics and production machinery and have eight additional patents in application. We will continue to dedicate resources to research and development.

Our Competitive Strengths

      Our competitive strengths include:

•	Industry Reputation. We devote significant resources to creating customer loyalty by accommodating custom and rush orders and focusing on on-time delivery. Additionally, our ISO 9001 certified facilities manufacture high-quality products. As a result of these factors, we believe that we have an excellent reputation in the industry.

•	Long-standing Relationship with DuPont. We believe we are the largest independent customer for Dupont’s Tyvek® and TyChem® material for use in the industrial protective clothing market. Our trademark agreements with DuPont for Tyvek®, TyChem® and Kevlar® require certain quality standards and the identification of the DuPont brand on the finished product. We believe this brand identification with DuPont significantly benefits the marketing of our product lines, as over the past 30 years Tyvek® has become known as the standard for limited use/disposable protective clothing. We believe our relationship with DuPont to be excellent.

•	International Manufacturing Capabilities. We have operated manufacturing facilities in Mexico since 1995 and in China since 1996. Our three facilities in China total over 160,000 sq. ft. of manufacturing, warehousing and administrative space while our facility in Mexico totals over 14,000 sq. ft. of manufacturing, warehousing and administrative space. Our facilities and capabilities in China and Mexico allow access to a less expensive labor pool than is available in the United States and permit us to purchase certain raw materials at a lower cost than they are available domestically.

•	Comprehensive Inventory. We have a large product offering with numerous specifications, such as size, styles and pockets, and maintain a large inventory of each in order to satisfy customer orders in a timely manner. Many of our customers traditionally make purchases of industrial protective gear with expectations of immediate delivery. We believe our ability to provide timely service for these customers enhances our reputation in the industry and positions us strongly for repeat business, particularly in our limited use/disposable protective clothing product lines.

•	Manufacturing Flexibility. By locating labor-intensive manufacturing processes such as sewing in Mexico and China, and by utilizing sewing sub-contractors, we have the ability to increase production without substantial additional capital expenditures. Our manufacturing systems allow us flexibility for unexpected production surges and alternative capacity in the event any of our independent contractors become unavailable.

•	Experienced Management Team. We have an experienced management team. Our executive officers average greater than 20 years of experience in the industrial protective clothing market. The knowledge, relationships and reputation of our management team helps us maintain and build our customer base.

Products

      The following table summarizes our principal product lines, the raw materials used to manufacture them, their applications and end markets:

Product Line	Raw Material	Protection Against	End Market

Limited use/disposable protective clothing	• Tyvek® and TyvekQC, laminates of Polyethylene, Micromax®, SMS, Polypropylene, Pyrolon®, and other non-woven fabrics	• Contaminants, irritants, metals, chemicals, fertilizers, pesticides, acids, asbestos, PCBs, lead, dioxin and many other hazardous chemicals
		• Viruses and bacteria (AIDS, streptococcus, SARS and hepatitis)	• Chemical/petrochemical industries • Automotive and pharmaceutical industries • Public utilities • Government (terrorist response) • Janitorial
High-end chemical protective suits	• TyChem® SL • TyChem® TK • TyChem® BR • Other Lakeland patented co-polymer laminates	• Chemical spills • Toxic chemicals used in manufacturing processes • Terrorist attacks, biological warfare (anthrax and ricin)	• Hazardous material teams • Chemical and nuclear industries • Fire departments • Government (first responders)
Fire fighting and heat protective apparel	• PBI • Nomex® • Millenia® • Basofil® • Advance Indura® Ultrasoft • Aluminized Nomex® • Aluminized Kevlar®	• Fire, burns and excessive heat	• Municipal, corporate and volunteer fire departments • Wildland fire fighting • Hot equipment maintenance personnel and industrial fire departments • Oil well fires • Airport crash rescue
Gloves and arm guards	• Kevlar® yarns • Spectra® yarns • Kevlar® wrapped steel core yarns	• Cuts, lacerations, heat and chemical irritants	• Automotive, glass and metal fabrication industries • Chemical plants
Reusable woven garments	• Staticsorb carbon thread with polyester • Cotton polyester blends • Cotton • Polyester • FR cottons/ Nomex®	• Protects manufactured products from human contamination or static electrical charge • Bacteria, viruses and blood borne pathogens • Protection from flash fires	• Hospital and industrial facilities • Clean room environments • Emergency medical ambulance services • Chemical and refining

Limited Use/ Disposable Protective Clothing

      We manufacture a complete line of limited use/disposable protective garments, including coveralls, laboratory coats, shirts, pants, hoods, aprons, sleeves and smocks. Limited use garments can also be coated or laminated to increase splash protection against many inorganic acids, bases and other liquid chemicals. Limited use garments are made from several non-woven fabrics, including Tyvek® and TyvekQC (both DuPont fabrics) and our own fabrics such as Pyrolon® Plus 2, XT, CRFR, Micromax®, Safegard “76”®, Zonegard, Body Gard®, RyTex® and TomTex®, which are made of spunlaced polyester, polypropylene and polyethylene materials, laminates, films and derivatives. We incorporate many seaming techniques depending on the level of protection needed in the end use application.

      Typical users of these garments include chemical plants, petrochemical refineries and related installations, automotive manufacturers, pharmaceutical companies, construction companies, coal and oil power generation utilities and telephone utility companies. Numerous smaller industries use these garments for specific safety applications unique to their businesses. Additional applications include protection from viruses and bacteria, such as AIDS, streptococcus, SARS and hepatitis, at hospitals, clinics and emergency rescue sites and use in clean room environments to prevent human contamination in the manufacturing processes.

      Our limited use/disposable protective clothing products range in unit price from $0.04 for shoe covers to approximately $14.00 for a Tyvek® QC laminated hood and booted coverall. Our largest selling item, a standard white Tyvek® coverall, sells for approximately $2.75 to $3.75 per garment. By comparison, similar reusable cloth coveralls range in price from $30.00 to $60.00, exclusive of laundering, maintenance and shrinkage expenses.

      We cut, warehouse and sell our limited use/disposable garments primarily at our Decatur, Alabama and China facilities. The fabric is cut into required patterns at our Decatur plant and shipped to our Mexico facility for assembly. Our assembly facilities in China or Mexico and independent contractors sew and package the finished garments and return them primarily to our Decatur, Alabama plant, normally within one to eight weeks, for immediate shipment to the customer.

      We presently utilize nine independent domestic sewing contractors and one international contractor under agreements that are terminable at will by either party. In fiscal 2004, no independent sewing contractor accounted for more than 5% of our production of limited use/disposable garments. We believe that we can obtain adequate alternative production capacity should any of our independent contractors become unavailable.

      The capacity of our facilities, complemented by the availability of our independent sewing contractors, allow us to reduce by 10%, or alternately increase by 20%, our production capacity without incurring large ongoing costs typical of many manufacturing operations. This allows us to react quickly to changing unit demand for our products.

High-End Chemical Protective Suits

      We manufacture heavy-duty chemical suits made from DuPont TyChem® SL, TK and TyChem® BR fabrics. These suits are worn by individuals on hazardous material teams to provide protection from powerful, highly concentrated and hazardous or potentially lethal chemical and biological toxins, such as toxic wastes at Super Fund sites, toxic chemical spills or biological discharges, chemical or biological warfare weapons (such as anthrax or ricin), and chemicals and petro-chemicals present during the cleaning of refineries and nuclear facilities. Our line of chemical suits range in cost from $24 per coverall to $1,461. The chemical suits can be used in conjunction with a fire protective shell that we manufacture to protect the user from both chemical and flash fire hazards. We have also introduced two garments approved by the National Fire Protection Agency for varying levels of protection that are manufactured from DuPont materials:

•	TyChem® TK — a co-polymer film laminated to a durable spun bonded substrate. This garment offers the broadest temperature range for limited use garments of -94F to 194F. TyChem® TK meets all OSHA Level A requirements. It is available in National Fire Protection Agency 1991-2000 certified versions when worn with an aluminized over cover.

•	TyChem® BR — meets all OSHA Level B and all National Fire Protection Agency 1994 fabric requirements and offers splash protection against a wide array of chemicals.

      We manufacture chemical protective clothing at our facilities in Decatur, Alabama and Mexico. Using fabrics such as TyChem® SL, TyChem® TK and TyChem® BR, we design, cut, glue and/or sew the materials to meet customer purchase orders.

      The federal government, through the Fire Act of 2002, appropriated approximately $750 million in 2003 to fire departments in the United States and its territories to fund the purchase, among other things, of personal protective equipment, including our fire fighting and heat protective apparel and high-end chemical protective suits. An additional $750 million has been appropriated for 2004. The Bio Terrorism Preparedness and Response Act of 2002 includes an appropriation of $337 million for bio-defense equipment and $770 million to purchase equipment for first responders, such as fire, police, medical and military personnel. Purchases of equipment under these appropriations will include our personal protective equipment and are expected to be made in late 2005 and in 2006.

Fire Fighting and Heat Protective Apparel

      We manufacture an extensive line of products to protect individuals who work in high heat environments. Our heat protective aluminized fire suit product lines include the following:

•	Fire entry suit — to allow total flame entry when dealing with volatile and highly flammable products.

•	Kiln entry suit — to protect kiln maintenance workers from extreme heat.

•	Proximity suits — to give protection in high heat areas where exposure to hot liquids, steam or hot vapors is possible.

•	Approach suits — to protect personnel engaged in maintenance, repair and operational tasks where temperatures do not exceed 200F ambient, with a radiant heat exposure up to 2,000F.

      We manufacture fire fighter protective apparel for domestic and foreign fire departments. We developed the popular Sterling HeightsTM style (short coat and bib pants) bunker gear. Crash rescue continues to be a major market for us, as we were one of the first manufacturers to supply military and civilian markets with airport fire fighting protection.

      Our fire suits range in price from $480 for standard fire department turn out gear to $2,000 for a fire entry suit. All of our heat protective clothing is currently manufactured at our facility in St. Joseph, Missouri. Our FyrepelTM brand of fire fighting apparel continues to benefit from ongoing research and development investment, as we seek to address the ergonomic needs of stressful occupations.

Gloves and Arm Guards

      We manufacture and sell specially designed gloves and arm guards made from Kevlar®, a cut and heat resistant material produced by DuPont, Spectra®, a cut resistant fiber made by Honeywell, and our proprietary patented yarns. We are one of only twelve companies licensed in North America to sell 100% Kevlar® gloves, which are high strength, lightweight, flexible and durable. Kevlar® gloves offer a better overall level of protection and lower worker injury rates, and are more cost effective, than traditional leather, canvas or coated work gloves. Kevlar® gloves, which can withstand temperatures of up to 400F and are cut resistant enough to allow workers to safely handle sharp or jagged unfinished sheet metal, are used primarily in the automotive, glass and metal fabrication industries. Our higher end Kevlar® and Spectra® gloves range in price from $37 to $240 for a dozen pair.

      We manufacture gloves primarily at our Decatur, Alabama facility, but we are shifting production to our Mexico and China facilities. We expect to complete this shift by the third quarter of fiscal 2005 as quotas and tariffs on products of this type expire. Foreign production will allow lower fabric and labor costs.

      We have applied for patents on manufacturing processes that provide hand protection to the areas of a glove where it is most needed in various applications. For example, while the top or back of a glove generally does not require the same thickness as the palm or thumb of a glove, gloves typically have a uniform level of yarn protection. This manufacturing process allows us to produce our gloves more economically.

Reusable Woven Garments

      We manufacture and market a line of reusable and washable woven garments that complement our fire fighting and heat protective apparel offerings and provide alternatives to our limited use/disposable protective clothing lines and give us access to the much larger woven industrial and health care-related markets. Cloth reusable garments are favored by customers for certain uses or applications because of familiarity with and acceptance of these fabrics and woven cloth’s heavier weight, durability and longevity. These products allow us to supply and satisfy a wider range of safety and customer needs. Our product lines include the following:

•	Electrostatic dissipative apparel — used primarily in the automotive industry.

•	Clean room apparel — used in semiconductor manufacturing and pharmaceutical manufacturing to protect against human contamination.

•	Hospital garments — used to protect against blood borne pathogens and common bacteria.

•	Flame resistant Nomex® coveralls/pants/jackets — used in chemical and petroleum plants and for wild land firefighting.

      Our reusable woven garments range in price from $10 to $100 per garment. We manufacture and sell woven cloth garments at our facility in St. Joseph, Missouri. We continue to relocate highly repetitive sewing processes for our high volume, standard product lines such as woven protective coveralls and electrostatic dissipative apparel to our facilities in China where lower fabric and labor costs allow increased profit margins. We expect the relocation process to be substantially complete by the third quarter of fiscal 2005.

Quality Control

      Our Alabama, Missouri, Mexico and China manufacturing facilities are ISO 9001 certified. ISO standards are internationally recognized quality manufacturing standards established by the International Organization for Standardization based in Geneva, Switzerland. To obtain our ISO registration, our factories were independently audited to test our compliance with the applicable standards. In order to maintain registration, our factories receive regular announced inspections by an independent certification organization. We believe that the ISO 9001 certification makes us more competitive in the marketplace, as customers increasingly recognize the standard as an indication of product quality.

Marketing and Sales

      We employ an in-house sales force of 14 people and utilize 42 independent sales representatives. These employees and representatives call on over 500 safety and mill supply distributors nationwide in order to promote, provide product information for and sell our products. Distributors buy our products for resale and typically maintain inventory at the local level in order to assure quick response times and the ability to service their customers properly. Our sales employees and independent representatives have consistent communication with end users and decision makers at the distribution level, thereby allowing us valuable feedback on market perception of our products, as well as information about new developments in our industry. During fiscal 2004, no single distributor accounted for more than 5% of our net sales.

      We seek to maximize the efficiency of our established distribution network through direct promotion of our products at the end user level. We advertise primarily through trade publications and our promotional activities include sales catalogs, mailings to end users, a nationwide publicity program and our Internet web site. We exhibit at both regional and national trade shows such as the National Safety Congress and the American Industrial Hygienists Convention.

Research and Development

      We continue to evaluate and engineer new or innovative products. We recently introduced the Micromax® line of disposable protective clothing; a newly configured line of fire retardant work coveralls and fire turn-out gear; a SARS protective medical gown for Chinese hospital personnel; the DesproTM, GrapolatorTM and Kut BusterTM cut protective glove and sleeve lines; and our patented ThermbarTM Mock Twist that provides heat protection for temperatures up to 600F. We own seven patents on various fabrics, patterns and production machinery. We plan to continue investing in research and development in protective apparel fabrics and manufacturing equipment. Specifically, we plan to continue to develop new specially knit and coated gloves, woven gowns for industrial and medical uses, fire retardant cotton fabrics and protective non-woven fabrics. During fiscal 2002, 2003 and 2004, we spent approximately $378,000, $164,000 and $82,000, respectively, on research and development.

Suppliers and Materials

      Our largest supplier is DuPont, from whom we purchase Tyvek® under North American trademark licensing agreements and Kevlar® under international trademark licensing agreements. Commencing in 1995, anticipating the expiration of certain patents on its proprietary materials, DuPont offered certain customers of these materials the opportunity to enter into two year trademark licensing agreements. We entered into such agreements and have renewed them continually since. In fiscal 2004, we purchased approximately 77.4% of the dollar value of our raw materials from DuPont, and Tyvek® constituted approximately 55% of our cost of goods sold and approximately 71.2% of the dollar value of our raw material purchases. We believe our relationship with DuPont to be excellent and expect to continue our licenses.

      We do not have long-term, formal agreements with any other suppliers of non-woven fabric raw materials used by us in the production of our limited use/disposable protective clothing product lines. Materials such as polypropylene, polyethylene, polyvinyl chloride, spun laced polyester and their derivatives are available from thirty or more major mills. Flame retardant fabrics are also available from a number of both domestic and international mills. The accessories used in the production of our disposable garments, such as thread, boxes, snaps and elastics are obtained from unaffiliated suppliers. We have not experienced difficulty in obtaining our requirements for these commodity component items.

      We have not experienced difficulty in obtaining materials, including cotton, polyester and nylon, used in the production of reusable non-wovens and commodity gloves. We obtain Spectra® yarn used in our super cut-resistant Dextra Guard gloves from Honeywell, and we believe Honeywell will be able to meet our needs for this material in the future. We obtain Kevlar®, used in the production of our specialty safety gloves, from independent mills that purchase the fiber from DuPont. Our use of Kevlar® is subject to the trademark licensing agreements described above.

      Materials used in our fire and heat protective suits include glass fabric, aluminized glass, Nomex®, aluminized Nomex®, Kevlar®, aluminized Kevlar®, polybenzimidazole and Gortex, as well as combinations utilizing neoprene coatings. Traditional chemical protective suits are made of Viton, butyl rubber and polyvinyl chloride, all of which are available from multiple sources. Advanced chemical protective suits are made from Tyvek® SL, TyChem® TK and BR, which we obtain from DuPont, and our patented fabrics. We have not experienced difficulty obtaining any of these materials.

Competition

      Our business is highly competitive. We believe that the barriers to entry in the reusable garments and glove markets are relatively low. We face competition in some of our other product markets from large established companies that have greater financial, managerial, sales and technical resources. Where larger competitors, such as DuPont and Kimberly Clark, offer products that are directly competitive with our products, particularly as part of an established line of products, there can be no assurance that we can successfully compete for sales and customers. Larger competitors also may be able to benefit from economies of scale and technological innovation and may introduce new products that compete with our products.

Seasonality

      Our operations have historically been seasonal, with higher sales generally occurring in February, March, April and May when scheduled maintenance on nuclear, coal, oil and gas fired utilities, chemical, petrochemical and smelting facilities, and other heavy industrial manufacturing plants occurs, primarily due to cooler temperatures. Sales decline during the warmer summer and vacation months and generally increase from Labor Day through February with slight declines during holidays. As a result of this seasonality in our sales, we have historically experienced a corresponding seasonality in our working capital, specifically inventories, with peak inventories occurring between September and March coinciding with lead times required to accommodate the spring maintenance schedules. We believe that by sustaining higher levels of inventory, we gain a competitive advantage in the marketplace. Certain of our large customers seek sole sourcing to avoid sourcing their requirements from multiple vendors whose prices, delivery times and quality standards differ.

      In recent years, due to increased demand by first responders for our chemical suits and fire gear, our historical seasonal pattern has shifted. Governmental disbursements are dependent upon budgetary processes and grant administration processes that do not follow our traditional seasonal sales patterns. Due to the size and timing of these governmental orders, our net sales, results of operations, working capital requirements and cash flows can vary between different reporting periods. As a result, we expect to experience increased variability in net sales, net income, working capital requirements and cash flows on a quarterly basis.

Patents and Trademarks

      We own seven patents and have eight patents in the application and approval process with the U.S. Patent and Trademark Office. Additionally, a Patent Corporation Treaty application was filed for our Unilayer Glove Fabrics which involves technology using a robotic knitter that allows us to knit a glove using stronger or weaker yarns in different parts of the glove, as necessary, depending on the expected wear. We license one patent from Lavian Corporation, covering manufacturing processes for certain limited use/ disposable protective clothing products. This license provides for semi-exclusive rights in North American and international markets, subject to royalty payments based on yards sold and annual dollar minimums. Net sales from products manufactured pursuant to this process accounted for less than 2% of our total net sales in fiscal 2004.

Employees

      As of May 21, 2004, we had approximately 1,333 full time employees, 1,045, or 78.4%, of whom were employed in our international facilities and 288, or 21.6%, of whom were employed in our domestic facilities. An aggregate of 990 of our employees, representing all of our employees in our Mexico facility and in each of our China facilities, are members of unions. We are not currently a party to any collective bargaining agreements. We believe our employee relations to be excellent.

Properties

      We believe that our owned and leased facilities are suitable for the operations we conduct in each of them. Each manufacturing facility is well maintained and capable of supporting higher levels of production. The table below sets forth certain information about our principal facilities.

	Estimated
Address	Square Feet	Annual Rent	Lease Expiration	Principal Activity

Weifang Lakeland Safety Products Co., Ltd.	65,000	Owned(1)	N/A	Manufacturing
Xiao Shi Village				Administration
AnQui City, Shandong Province				Engineering
PRC 262100

Qing Dao MayTung Healthcare Co., Ltd.	90,415	Owned(1)	N/A	Manufacturing
Yinghai Industrial Park				Administration
Jiaozhou, Shandong Province				Warehousing
PRC 266318

Meiyang Protective Products Co., Ltd.	9,360	$3,630	12/31/04	Manufacturing
Xiao Shi Village AnQui City, Shandong Province PRC 262100

Uniland Division	44,000	$96,000	7/31/06	Manufacturing
2401 SW Parkway				Administration
St. Joseph, MO 64503				Warehousing

Lakeland de Mexico S.A. de C.V.	14,057	$59,400	7/31/07	Manufacturing
Poniente, Mza 8, Lote 11				Administration
Ciudad Industrial, S/No.				Warehousing
Celaya, Guanajuato 38010
Mexico

Lakeland Protective Wear Canada	8,250	$55,600	11/30/07	Sales
5109-B7 Harvestor Road				Administration
Burlington, ON L7L5Y9				Warehousing
Canada

Lakeland Industries, Inc.	4,362	$43,402	6/30/04	Administration
Headquarters 711-2 Koehler Avenue Ronkonkoma, NY 11779

Lakeland Industries, Inc.	900	$7,800	6/30/04	Studio
751-4 Koehler Avenue				Warehousing
Ronkonkoma, NY 11779

Lakeland Industries, Inc.	91,788	$364,900	3/31/09	Manufacturing
202 Pride Lane				Administration
Decatur, AL 35603				Engineering
				Warehousing

Lakeland Industries, Inc.	49,500	$199,100	3/31/09	Warehousing
3428 Valley Ave. (201 1/2 Pride Lane)				Administration
Decatur, AL 35603

Lakeland Industries, Inc.	2,400	$18,000	3/31/09	Sales
201 Pride Lane, SW				Administration
Decatur, AL 35603

Lakeland Industries Europe Ltd.	2,470	Approximately	1/31/08	Warehouse
Wallingfen Park		$25,528		Sales
236 Main Road		(varies with
Newport, East Yorkshire		exchange rates)
HU15 2RH U United Kingdom

(1)	We own the buildings in which we conduct our manufacturing operations and lease the land underlying the buildings from the Chinese government. We have 43 years and 48 years remaining under the leases with respect to the AnQui City and Jiaozhou facilities, respectively.

      Our facilities in Decatur, Alabama; Celaya, Mexico; AnQui, China; Jiaozhou, China; and St. Joseph, Missouri contain equipment used for the design, development and manufacture and sale of our products. Our operations in Burlington, Canada and Newport, United Kingdom are primarily sales and warehousing operations receiving goods for resale from our manufacturing facilities around the world. We had $0.2 million, $1.4 million and $1.9 million of long-lived assets, net located in China and $0.1 million, $0.2 million and $0.2 million of long-lived assets, net located in Mexico as of January 31, 2002, 2003 and 2004, respectively.

Legal Proceedings

      From time to time, we are a party to litigation arising in the ordinary course of our business. We are not currently a party to any litigation that we believe could reasonably be expected to have a material adverse effect on our results of operations, financial condition or cash flows.

Environmental Matters

      We are subject to various foreign, federal, state and local environmental protection, chemical control, and health and safety laws and regulations, and we incur costs to comply with those laws. We own and lease real property, and certain environmental laws hold current or previous owners or operators of businesses and real property responsible for contamination on or originating from property, even if they did not know of or were not responsible for the contamination. The presence of hazardous substances on any of our properties or the failure to meet environmental regulatory requirements could affect our ability to use or to sell the property or to use the property as collateral for borrowing, and could result in substantial remediation or compliance costs. If hazardous substances are released from or located on any of our properties, we could incur substantial costs and damages.

      Although we have not in the past had any material costs or damages associated with environmental claims or compliance and we do not currently anticipate any such costs or damages, we cannot assure you that we will not incur material costs or damages in the future, as a result of the discovery of new facts or conditions, acquisition of new properties, the release of hazardous substances, a change in interpretation of existing environmental laws or the adoption of new environmental laws.

MANAGEMENT

Directors and Executive Officers

      The following is a list of the names and ages of all of our directors and executive officers, indicating all positions and offices they hold with us as of May 21, 2004. Our directors hold office for a three-year term and until their successors have been elected and qualified.

Name	Age	Position
Raymond J. Smith	65	Chairman of the Board of Directors
Christopher J. Ryan	52	Chief Executive Officer, President, Secretary, General Counsel and Director
Harvey Pride, Jr.	57	Vice President — Manufacturing
James M. McCormick	56	Chief Financial Officer and Treasurer
Paul C. Smith	36	Vice President
John J. Collins, Jr.	61	Director
Eric O. Hallman	60	Director
Walter J. Raleigh	76	Director
Michael E. Cirenza	49	Director

      Raymond J. Smith, one of our co-founders, has been Chairman of our board of directors since our incorporation in 1982 and was President from 1982 to January 31, 2004. Mr. Smith’s term as a director will expire at our annual meeting of stockholders in June 2004.

      Christopher J. Ryan has served as our Chief Executive Officer since April 2004, President since February 1, 2004, Secretary since April 1991, General Counsel since February 2000 and a director since May 1986. Mr. Ryan was our Executive Vice President — Finance from May 1986 until becoming our Chief Executive Officer and President on February 1, 2004. From October 1989 until February 1991, Mr. Ryan was employed by Sands Brothers and Rodman & Renshaw, Inc., both investment banking firms. Prior to that, he was an independent consultant with Laidlaw Holding Co., Inc., an investment banking firm, from January 1989 until September 1989. From February 1987 to January 1989, Mr. Ryan was employed as the Managing Director of Corporate Finance for Brean Murray, Foster Securities, Inc. He was employed from June 1985 to March 1986 as a Senior Vice President with the investment banking firm of Laidlaw Adams Peck, Inc., a predecessor firm to Laidlaw Holdings, Inc. Mr. Ryan has served as one of our directors since 1986 and his term as a director will expire at our annual meeting of stockholders in June 2005.

      Harvey Pride, Jr. has been our Vice President of manufacturing since May 1986. He was Vice President of Ryland (our former subsidiary) from May 1982 to June 1986 and President of Ryland until its merger into Lakeland on January 31, 1990.

      James M. McCormick was our Vice President and Treasurer from May 1986 to August 2003 and is presently Chief Financial Officer and Treasurer. Mr. McCormick has been our Chief Financial Officer since April 2004. Between January 1986 and May 1986 Mr. McCormick was our Controller.

      Paul C. Smith, son of Raymond J. Smith, has served as Vice President since February 1, 2004. Prior to that, Mr. Smith was our Northeast Regional Sales Manager since September 1998. From April 1994 until September 1998, Mr. Smith was a sales representative for the Metropolitan Merchandising and Sales Co.

      John J. Collins, Jr. was Executive Vice President of Chapdelaine GSI, a government securities firm, from 1977 to January 1987. He was Senior Vice President of Liberty Brokerage, a government securities firm, between January 1987 and November 1998. Presently, Mr. Collins is self-employed, managing a direct investment portfolio of small business enterprises for his own accounts. Mr. Collins has served as one of our directors since 1986 and his term as a director will expire at our annual meeting of stockholders in June 2006.

      Eric O. Hallman was President of Naess Hallman Inc., a ship brokering firm, from 1974 to 1991. Mr. Hallman was also affiliated between 1991 and 1992 with Finanshuset (U.S.A.), Inc., a ship brokering and international financial services and consulting concern, and was an officer of Sylvan Lawrence, a real estate development company, between 1992 and 1998. Between 1998 and 2000, Mr. Hallman was President of PREMCO, a real estate management company, and currently is Comptroller of the law firm Murphy, Bartol & O’Brien, LLP. Mr. Hallman has served as one of our directors since our incorporation in 1982 and his term as a director will expire at our annual meeting of stockholders in June 2006.

      Walter J. Raleigh is a director of CMI Industries, Inc., the successor company to Clinton Mills, Inc., and was President of Clinton Mills Sales, Co. Division, N.Y. from 1974 to 1995. Clinton Mills was a textile manufacturer of woven fabrics. Mr. Raleigh retired from Clinton Mills in 1995 and was a Senior Adviser to CMI Industries, Inc. between 1995 and 2000. Mr. Raleigh has served as one of our directors since 1991 and his term as a director will expire at our annual meeting of stockholders in June 2004.

      Michael E. Cirenza has been the Executive Vice President and Chief Financial Officer of Consac Industries, Inc., a manufacturer and distributor of vitamins and nutritional supplements, since September 2002. Mr. Cirenza was the Chief Financial Officer and Chief Operating Officer of Resilien, Inc., an independent distributor of computers, components and peripherals from January 2000 to September 2002. He was an Audit Partner with the international accounting firm of Grant Thornton LLP from August 1993 to January 2000 and an Audit Manager with Grant Thornton LLP from May 1989 to August 1993. Mr. Cirenza was employed by the international accounting firm of Price Waterhouse from July 1980 to May 1989. Mr. Cirenza is a Certified Public Accountant in the State of New York and a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. Mr. Cirenza has served as one of our directors since June 18, 2003 and his term as a director will expire at our annual meeting of stockholders in 2005.

Committees of the Board

      Our board of directors has a designated Audit Committee that reviews the scope and results of the audit and other services performed by our independent accountants. The Audit Committee is comprised solely of independent directors and consists of Messrs. Raleigh, Cirenza, Hallman and Collins. The board of directors has also designated a Compensation Committee that establishes objectives for our senior executive officers, sets the compensation of directors, executive officers and our other employees and is charged with the administration of our employee benefit plans. The Compensation Committee is comprised solely of independent directors and consists of Messrs. Collins, Hallman and Raleigh.

Compensation of Directors

      Each non-employee director receives a fee of $3,000 per quarter for attending meetings of our board of directors or committees of our board of directors. Non-employee directors are reimbursed for their reasonable expenses incurred in connection with attendance at or participation in such meetings. In addition, under our 1995 Director Plan, each non-employee director who becomes a director is granted an option to purchase 5,000 shares of our common stock. Messrs. Raleigh, Hallman and Collins were each granted an option to purchase 5,000 shares of our common stock under our previous 1986 Plan at the time of their respective appointments or reelections to the board of directors. Such grants and the terms thereof were renewed on April 18, 1997, May 5, 1996 and May 5, 1996, respectively, in accordance with stockholder approval of the 1995 Director Plan at our 1995 annual meeting of stockholders. Mr. Cirenza received an option to purchase 5,000 shares of our common stock upon his election to our board of directors in June 2003.

      Directors who are employees of Lakeland receive no additional compensation for their service as directors. However, such directors are reimbursed for their reasonable expenses incurred in connection with travel to or attendance at or participation in meetings of our board of directors or committees of the board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Leases

      In the past, because our access to third party financing was insufficient, we entered into arrangements with our directors and executive officers in order to fund the construction or acquisition of our assembly facilities. In such cases, we commissioned independent appraisals in 1999, 2002 and 2004 to ensure that these arrangements approximated arrangements made on an arms length basis. We believe that we currently have sufficient access to financing to fund our current and anticipated facility needs, we do not anticipate entering into additional arrangements with our directors or executive officers in the future and we are examining alternatives for restructuring the ownership and/or the financing of these facilities in a manner that would not involve our directors or executive officers. We intend to conclude our examination of the alternative ownership structures and financing arrangements by July 30, 2004 and to implement any new arrangements by October 30, 2004, if possible. Any such restructuring or financing would involve negotiations with, and require the agreement of, the entities described below and their partners or members, including some of our officers and directors, and we therefore cannot assure you that we will be able to implement any such restructuring or financing. A description of our current arrangements with our directors and executive officers follows.

      POMS Holding Co., or POMS, was formed in 1984 to lease both land and a building to us because bank financing was unavailable. POMS is a partnership whose partners include three of our directors, one of our officers and six other individuals who were stockholders of Lakeland at the time of the formation of POMS. Raymond J. Smith, the chairman of our board of directors, Harvey Pride, Jr., our Vice President — Manufacturing, and John J. Collins and Eric O. Hallman, both of whom are directors, have a 20%, 20%, 8.75% and 5% interest in POMS, respectively. POMS presently leases to us a 91,788 square foot disposable garment manufacturing facility in Decatur, Alabama. Under a lease effective September 1, 1999, we paid an annual rent of $364,900. This lease was renewed on April 1, 2004 through March 31, 2009 at the same rental rate.

      On March 1, 1999, we entered into a one year (renewable for four additional one year terms) lease agreement with Harvey Pride, Jr., our Vice President — Manufacturing, for a 2,400 sq. ft. customer service office located next to our existing Decatur, Alabama facility. We paid an annual rent of $18,000 for this facility under the lease agreement in fiscal 2004. This lease was renewed on March 1, 2004 through March 31, 2009 at the same rental rate.

      On June 1, 1999, we entered into a five year lease agreement (expiring May 31, 2004) with River Group Holding Co., L.L.C. for a 49,500 sq. ft. warehouse facility located next to our existing facility in Decatur, Alabama. River Group Holding Co., L.L.C. is a limited liability company, the members of which are Raymond Smith, John Collins, Eric Hallman, Walter Raleigh, Christopher Ryan and Harvey Pride, who all have an equal ownership interest. Mr. Ryan is our Chief Executive Officer, President, Secretary, General Counsel and a director of our company, Messrs. Smith, Collins, Hallman and Raleigh are all directors of our company, and Mr. Pride is our Vice President — Manufacturing. We paid an annual rent of $199,100 for this facility in fiscal 2004. We are the sole occupant of the facility. This lease was renewed on April 1, 2004 through March 31, 2009 at the same rental rate.

Past Related Party Transactions

      In 1997, An Qui Holding Co., L.L.C., or An Qui, a limited liability company whose members include Lakeland and Messrs. Smith, Collins, Hallman, Raleigh, Ryan and Pride, provided financing for the construction of a 65,000 square foot building in An Qui City, China and the lease of the real property underlying the building for 50 years from the Chinese government to Weifang Lakeland Safety Product Co., Ltd., or Weifang, one of our subsidiaries. In connection with the financing, Weifang agreed to make annual payments to An Qui and to allocate a portion of the proceeds from any sale of the property to An Qui. In 2002, An Qui relinquished its rights to the annual payments and to its rights to proceeds from the sale of the property in exchange for the amount of $406,185 (net of expenses). Weifang paid $222,645,

$89,000 and $94,400 of this amount to An Qui in December 2002, January 2003 and June 2003, respectively. Of the $406,185 paid to An Qui, Messrs Smith, Collins, Hallman, Ryan and Pride each received $44,421 and Mr. Raleigh received $39,792.

      In 2001, An Qui also helped to finance the construction of our facility in Jiaozhou, China through a loan to one of our Chinese subsidiaries. The loan bore interest at the rate of 9% per annum until May 30, 2003, when the rate increased to 10% per annum. On June 19, 2003, we repaid this construction loan by paying $168,100 (plus accrued interest) to An Qui and a foreign investor who contributed to the loan. Messrs. Smith, Collins, Hallman, Ryan and Pride, the members of An Qui who participated in this transaction, were each repaid their $26,000 investments plus interest of approximately $3,038.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information as of May 21, 2004, regarding the beneficial ownership of our common stock before and after this offering (assuming no exercise of the underwriters’ over-allotment option) of:

•	each of our directors;

•	each of our executive officers;

•	our executive officers and directors as a group; and

•	each person or group known to us to beneficially own five percent or more of the outstanding shares of our common stock.

      The percentage of shares beneficially owned prior to this offering in the following table is based on 3,275,135 shares of common stock outstanding as of May 21, 2004.

      Beneficial ownership is determined under the rules of the Securities and Exchange Commission. These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. To our knowledge, except under applicable community property laws, or as otherwise indicated, each person named in the table has sole voting and sole investment control with regard to all shares beneficially owned by such person.

      Except as noted below, the address of each person listed on the table is c/o Lakeland Industries, Inc., 711-2 Koehler Avenue, Ronkonkoma, New York 11779.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	Offering(1)		Number of	Offering(1)
			Shares Being
Name of Beneficial Owner	Number	Percent	Offered	Number	Percent

Raymond J. Smith(2)	535,903	16.4%	100,000	435,903	10.0%
Christopher J. Ryan(3)	292,429	8.9%	—	292,429	6.7%
James M. McCormick	—	—	—	—	—
Harvey Pride, Jr.(4)	—	—	—	—	—
Paul Smith	—	—	—	—	—
Eric O. Hallman(5)	51,920	1.6%	—	51,920	1.2%
John J. Collins, Jr.(6)	94,298	2.9%	—	94,298	2.2%
Walter J. Raleigh(7)	9,680	*	—	9,680	*
Michael E. Cirenza(8)	5,500	*	5,000	500	*
Luis A. Hernandez, Jacqueline E. Hernandez and Anthony Hernandez(9)	206,000	6.3%	—	206,000	4.7%
All executive officers and directors as a group (9 persons)	989,730	30.2%	105,000	884,730	20.2%

*	Represents less than 1% of the outstanding shares.

(1)	Includes 11,330 shares of our common stock issuable upon the exercise of options that are exercisable within 60 days of May 21, 2004.

(2)	Mr. Smith has been Chairman of our board of directors since our incorporation in 1982.

(3)	Includes 12,100 shares owned by Mr. Ryan’s wife. Mr. Ryan disclaims beneficial ownership of these shares.

(4)	Mr. Pride’s address is c/o Lakeland Industries, Inc., 202 Pride Lane SW, Decatur, Alabama 35602.

(5)	Includes 2,310 shares of common stock issuable upon the exercise of options.

(6)	Includes 2,310 shares of common stock issuable upon the exercise of options.

(7)	Includes 2,420 shares of common stock issuable upon the exercise of options.

(8)	Consists of shares of common stock issuable upon the exercise of options. Mr. Cirenza has served as one of our directors since 2003.

(9)	According to Schedule 13G filed with the Securities and Exchange Commission on July 27, 2000, Luis A. Hernandez, Jacqueline E. Hernandez and Anthony Hernandez beneficially owned 169,000 shares of our common stock as of such date and share voting and dispositive power with respect to these shares. However, giving effect to our 10% stock dividends to stockholders of record on July 31, 2002 and July 31, 2003, and based upon additional information given to us by a representative of these stockholders, we believe that these stockholders beneficially owned 206,000 shares of our common stock as of May 21, 2004. According to Schedule 13G filed with the Securities and Exchange Commission on July 27, 2000, the address of each of Luis A. Hernandez, Jacqueline E. Hernandez and Anthony Hernandez is 3069 Misty Harbour, Las Vegas, Nevada 89117.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 10,000,000 shares of common stock, $0.01 par value per share, and 1,500,000 shares of preferred stock, $0.01 par value per share. As of May 21, 2004, we had 3,275,135 fully paid and non-assessable shares of common stock and no shares of preferred stock issued and outstanding. In addition, we had outstanding options exercisable for 11,330 shares of common stock under our employee and director stock option plans as of May 21, 2004. The following summary description of our capital stock is qualified by reference to our restated certificate of incorporation and our by-laws, as amended, each of which has previously been filed with the Securities and Exchange Commission.

Common Stock

      Holders of common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting. The holders of common stock are entitled to receive ratably such lawful dividends as may be declared by our board of directors. See “Price Range of Common Stock and Dividend Policy.” However, such dividends are subject to preferences that may be applicable to the holders of any outstanding shares of preferred stock. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntarily or involuntarily, the holders of common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Any such pro rata distribution would be subject to the rights of the holders of any outstanding shares of preferred stock. The common stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of common stock are fully paid and non-assessable. The shares of common stock to be issued by us in this offering, when issued in consideration of payment, will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

      No shares of our preferred stock have been issued and there is no present plan to issue any preferred stock. Our board of directors may, without further action by our stockholders, from time to time direct the issuance of preferred stock in series and may, at the time of issuance, determine or fix the number of shares in each series and the designation of the titles thereof and rights, if any, as to dividends, redemption, including sinking funds, liquidation distributions, convertibility and voting. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on common stock. Our board of directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock. Also, holders of preferred stock would normally be entitled to receive a preference payment in the event of liquidation, dissolution or winding-up before any payment is made to the holders of common stock.

Anti-Takeover Provisions

      Our restated certificate of incorporation and by-laws and Delaware General Corporation Law contain provisions that could discourage, delay or prevent a change in control of Lakeland or an acquisition of Lakeland at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Restated Certificate of Incorporation and By-Laws

      The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares issued and outstanding is required to amend a corporation’s certificate of incorporation or by-

laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires:

•	that certain business combinations involving us and any beneficial owner of 5% or more of our outstanding voting securities be approved by the holders of at least two-thirds of our voting securities, unless two-thirds of the members of our board of directors have approved the transaction; and

•	the vote of not less than two-thirds of our outstanding voting securities to repeal, alter or amend certain provisions of our restated certificate of incorporation, including the provisions relating to the super majority stockholder vote requirement for certain transactions, the term of our existence, certain aspects of our management, the prohibition against actions for monetary damages by us or our stockholders against directors for certain breaches of the duty of due care, and the indemnification of directors, officers, employees and agents.

      Our restated certificate of incorporation provides for the division of our board of directors into three classes with as nearly equal number of directors in each class as possible, and with staggered three-year terms. If the number of directors is increased, the increase will be apportioned among the classes, so as to make all classes as nearly equal in number as possible. The effect of the classification of our board of directors and the provisions of our restated certificate of incorporation described above may be to make more difficult the accomplishment of a merger or other takeover or change in control. To the extent that these provisions have this effect, removal of our incumbent board of directors and management may be rendered more difficult. Further, these provisions may make it more difficult for stockholders to participate in a tender or exchange offer for common stock. This may diminish the market value of our common stock.

      Our by-laws provide that newly created directorships resulting from an increase in the authorized number of directors shall be apportioned by our board of directors among the classes of directors, and any vacancies regardless of the cause may be filled only by:

•	a majority of the directors then in office, even though less than a quorum may then be in office; or

•	the sole remaining director.

These provisions prevent a stockholder from enlarging our board of directors and filling the new directorships with this stockholder’s own nominees without board approval.

Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder.

      Section 203 does not apply if:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

      The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests. Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to limited exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the past three years, and any entity or person associated with, affiliated with or controlling or controlled by such entity or person.

Limitations on Liability and Indemnification of Officers and Directors

      Our restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends and certain other actions prohibited by the Delaware General Corporation Law; and

•	any transaction from which the director derived any improper personal benefit.

      The effect of this provision of our restated certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

      Our restated certificate of incorporation and by-laws provide a right to indemnification to the fullest extent permitted by the Delaware General Corporation Law for expenses, attorney’s fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any person whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reasons of the fact that he or she is or was our director or officer.

Stock Transfer Agent

      The transfer agent for our common stock is the Registrar and Transfer Company, Ten Commerce Drive, Cranford, New Jersey 07106. Its telephone number is (908) 272-8511.

MATERIAL U.S. TAX CONSIDERATIONS TO NON-U.S. HOLDERS

      This is a general summary of the material U.S. federal income tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a non-U.S. holder that holds our common stock as a capital asset. A “non-U.S. holder” means a beneficial owner of shares other than:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

      This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States income tax laws such as a:

•	controlled foreign corporation;

•	passive foreign investment company;

•	foreign personal holding company;

•	company that accumulates earnings to avoid U.S. federal income tax;

•	foreign tax-exempt organization;

•	financial institution;

•	partnership or other pass through entity for U.S. federal income tax purposes;

•	broker or dealer in securities; or

•	former U.S. citizen or resident.

      This summary does not discuss any aspect of state, local or foreign taxation. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

      We urge prospective non-U.S. holders to consult their tax advisors regarding the United States federal, state, local and foreign income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

      In general, and subject to the discussion in the next paragraph, any distributions we make to you with respect to your shares of our common stock that constitute dividends for U.S. federal income tax purposes (excluding certain pro rata distributions of common stock to all of our stockholders) will be subject to U.S. withholding tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits as determined under the Internal Revenue Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of our common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of our common stock.

      Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis at the same rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30.0%, or a lower rate specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service Form W-8BEN (or successor form) and certify under penalty of perjury, that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities.

      A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition of Our Common Stock

      You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your share of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain;

•	you are an individual, you hold your shares of our common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of our common stock, more than 5.0% of our common stock.

Information Reporting and Backup Withholding

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends or other distributions we pay to you on your shares of our common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met.

      Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your share of our common stock outside the United States though a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of our common stock within the United States or through certain U.S.-related financial intermediaries, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold on such proceeds unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person (and the broker does not have actual knowledge, or reason to know, that you are a U.S. person or that other requirements for exemption are not satisfied) or you are a corporation or one of several types of entities and organizations that qualify for exemption.

      Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

      Shares of our common stock owned or treated as owned by a non-U.S. individual at the time of his or her death will be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

      The underwriters named below are acting through their representative, Friedman, Billings, Ramsey & Co., Inc. Subject to the terms and conditions contained in the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to certain conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Number of
Underwriters	Shares

Friedman, Billings, Ramsey & Co., Inc.

Total	1,205,000

      We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 180,750 additional shares of common stock to cover over-allotments, if any, at the public offering price less the estimated underwriting discounts and commissions set forth on the cover page of this prospectus.

      The following table shows the per share and total estimated underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 180,750 additional shares of our common stock to cover over-allotments.

	Lakeland		Selling Stockholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$
Total	$	$	$	$

      The underwriters propose to offer our common stock directly to the public at $           per share and to certain dealers at this price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $           per share to certain dealers.

      We expect to incur expenses, excluding underwriting fees, of approximately $550,000 in connection with this offering, including certain fees and expenses of counsel to the underwriters which we have agreed to pay, and for road show costs. Additionally, we have agreed to reimburse Friedman, Billings, Ramsey & Co., Inc. for its other out-of-pocket expenses in connection with this offering.

      Our common stock is listed on The Nasdaq National Market under the symbol “LAKE.”

      In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

      We have agreed that upon the consummation of this offering, Friedman, Billings, Ramsey & Co., Inc. will have the right to perform certain investment banking services for us for one year from the closing of this offering at specified or otherwise customary fees and under conditions that are customary for such services.

      Our executive officers and directors (including the selling stockholders) have agreed with the underwriters not to, directly or indirectly, offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any securities convertible into or exchangeable for shares of common stock (or to engage in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a disposition of any such securities, even if such securities would be disposed of by someone other than one of our executive officers and directors), for a period continuing through the 90th day after the date of this prospectus, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. These transfer restrictions do not apply to bona fide gifts, provided the donees agree in writing to be bound by the terms of these transfer restrictions, or sales or purchases of common stock acquired in the open market.

      In addition, we have agreed, for a period continuing through the 90th day after the date of this prospectus, not to, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc., directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option for the sale of, or otherwise dispose of or transfer (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any share of common stock or any securities convertible into or exercisable or exchangeable for common stock, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the common stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to the shares to be sold in this offering, any shares issued by us upon the exercise of outstanding options or warrants or pursuant to any of our stock plans or any shares issued by us as consideration for the acquisition of another business or entity.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” in this prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information.

      The documents which we incorporate by reference consist of the documents listed below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended January 31, 2004; and

•	Our Current Reports on Form 8-K filed on February 11, 2004, February 17, 2004 (excluding any information furnished pursuant to Item 12 thereof), April 29, 2004 (excluding any information furnished pursuant to Item 12 thereof) and May 20, 2004.

      You may also request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, by writing or calling us at the following address:

Lakeland Industries, Inc.
711-2 Koehler Avenue
Ronkonkoma, New York 11779
Tel: (631) 981-9700
Attention: Corporate Secretary

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us and the selling stockholders by Gilmartin, Poster & Shafto LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by King & Spalding LLP, Washington, D.C.

EXPERTS

      The consolidated financial statements as of January 31, 2004 and 2003 and for each the two years in the period ended January 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements for the year ended January 31, 2002 included in this prospectus have been so included in reliance on the report of Grant Thornton LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-2, including exhibits and schedules, under the Securities Act of 1933 with respect to the common stock to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, or other exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. We file annual, quarterly and special reports, proxy statements and other material with the SEC. You may read and copy the registration statement for this offering and any other document we have filed with the SEC at the SEC’s public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public from the SEC’s Internet web site at http://www.sec.gov. Information regarding the operation of the public reference section can be obtained by calling 1-800-SEC-0330.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Of Lakeland Industries, Inc. and Subsidiaries:

      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Lakeland Industries, Inc. and its subsidiaries at January 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the years ended January 31, 2004 and 2003 listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial information. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1, the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, on February 1, 2002.

/s/ PRICEWATERHOUSECOOPERS LLP

Melville, New York

April 2, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Lakeland Industries, Inc. and Subsidiaries

      We have audited the accompanying consolidated statements of income, stockholders’ equity and cash flows of Lakeland Industries, Inc. and Subsidiaries (the “Company”) for the year ended January 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements bases on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the results of operations and cash flows. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of the Company for the year ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      We have also audited Schedule II — Valuation and Qualifying Accounts for the year ended January 31, 2002. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be set forth therein.

/s/ GRANT THORNTON LLP

Melville, New York

April 15, 2002

LAKELAND INDUSTRIES, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	January 31,

	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$2,445,271	$1,474,135
Accounts receivable, net of allowance for doubtful accounts of $323,000 and $343,000 at January 31, 2004 and 2003 respectively	12,570,320	10,364,188
Inventories	26,265,807	25,470,044
Deferred income taxes	790,272	1,001,133
Other current assets	1,213,104	549,564

Total current assets	43,284,774	38,859,064
Property and equipment, net	3,921,308	3,356,835
Other assets, net	97,745	358,001
Goodwill	—	248,834

Total assets	$47,303,827	$42,822,734

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,461,353	$3,014,038
Accrued compensation and benefits	796,285	586,795
Other accrued expenses	466,759	675,380
Borrowings under revolving credit facility	16,784,781	16,657,882

Total current liabilities	21,509,178	20,934,095
Pension liability	517,147	514,572
Deferred income taxes	250,532	14,643

Total liabilities	22,276,857	21,463,310

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.01 par; 1,500,000 shares Authorized; none issued
Common stock, $.01 par; 10,000,000 shares authorized; 3,273,925 and 2,969,107 shares issued and outstanding at January 31, 2004 and 2003, respectively	32,739	29,691
Additional paid-in capital	11,862,461	8,762,673
Retained earnings	13,131,770	12,567,060

Total stockholders’ equity	25,026,970	21,359,424

Total liabilities and stockholders’ equity	$47,303,827	$42,822,734

The accompanying notes are an integral part of these financial statements.

LAKELAND INDUSTRIES, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Years Ended January 31,

	2004	2003	2002

Net sales	$89,717,162	$77,825,717	$76,431,245
Cost of goods sold	71,740,876	62,866,550	63,293,922

Gross profit	17,976,286	14,959,167	13,137,323

Operating expenses:
Selling and shipping	7,342,017	6,337,726	5,414,400
General and administrative	4,596,437	4,262,707	4,133,790
Impairment of goodwill	248,834	—	—

Total operating expenses	12,187,288	10,600,433	9,548,190

Operating profit	5,788,998	4,358,734	3,589,133

Other income (expense):
Interest expense	(534,540)	(642,595)	(881,948)
Interest income	18,976	20,245	17,311
Other income — net	24,064	39,555	91,040

Total other expense	(491,500)	(582,795)	(773,597)

Income before income taxes	5,297,498	3,775,939	2,815,536
Income tax expense	1,659,064	1,171,881	846,000

Net income	$3,638,434	$2,604,058	$1,969,536

Net income per common share
Basic	$1.11	$0.80	$0.61

Diluted	$1.11	$0.80	$0.61

Weighted average common shares outstanding:
Basic	3,268,551	3,261,116	3,222,956

Diluted	3,275,501	3,269,039	3,247,290

The accompanying notes are an integral part of these financial statements.

LAKELAND INDUSTRIES, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

Fiscal Years Ended January 31, 2004, 2003 and 2002

	Common Stock		Additional
			Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total

Balance, January 31, 2001	2,646,000	$26,460	$6,140,221	$10,369,831	$16,536,512
Net income				1,969,536	1,969,536
Exercise of stock options	38,600	386	125,864		126,250
Stock option income tax benefit			94,656		94,656

Balance, January 31, 2002	2,684,600	26,846	6,360,741	12,339,367	18,726,954
Net income				2,604,058	2,604,058
Exercise of stock options	10,100	101	28,311		28,412
10% stock dividend	274,407	2,744	2,373,621	(2,376,365)	—

Balance, January 31, 2003	2,969,107	29,691	8,762,673	12,567,060	21,359,424
Net income				3,638,434	3,638,434
Exercise of stock options	10,400	104	29,008		29,112
10% stock dividend	294,418	2,944	3,070,780	(3,073,724)	—

Balance, January 31, 2004	3,273,925	$32,739	$11,862,461	$13,131,770	$25,026,970

The accompanying notes are an integral part of these financial statements.

LAKELAND INDUSTRIES, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended January 31,

	2004	2003	2002

Cash flows from operating activities:
Net income	$3,638,434	$2,604,058	$1,969,536
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income taxes	446,750	(401,490)	(19,000)
Depreciation and amortization	803,234	595,384	689,969
Impairment of goodwill	248,834	—	—
Stock option income tax benefit	—	—	94,656
(Increase) decrease in operating assets:
Accounts receivable	(2,206,132)	(763,450)	1,257,550
Inventories	(795,763)	1,059,106	(3,819,067)
Prepaid income taxes and other current assets	(663,540)	216,739	355,587
Other assets	260,256	47,365	(80,832)
Increase (decrease) in operating liabilities:
Accounts payable	447,315	(1,913,434)	(1,731,074)
Accrued expenses and other liabilities	3,444	355,724	312,638

Net cash provided by (used in) operating activities	2,182,832	1,800,002	(970,037)

Cash flows from investing activities:
Purchases of property and equipment	(1,367,707)	(1,733,759)	(831,919)

Net cash used in investing activities	(1,367,707)	(1,733,759)	(831,919)

Cash flows from financing activities:
Borrowings from related party to finance construction of a building	—	168,099	—
Net borrowings (payments) under credit agreements	126,899	(549,254)	2,772,513
Proceeds from exercise of stock options	29,112	28,412	126,250
Payment of deferred financing costs	—	—	(120,750)

Net cash provided by (used in) financing activities	156,011	(352,743)	2,778,013

Net increase (decrease) in cash and cash equivalents	971,136	(286,500)	976,057
Cash and cash equivalents at beginning of year	1,474,135	1,760,635	784,578

Cash and cash equivalents at end of year	$2,445,271	$1,474,135	$1,760,635

See notes for Supplemental Cash Flow information.

The accompanying notes are an integral part of these financial statements.

LAKELAND INDUSTRIES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2004, 2003 and 2002

1.	Business and Significant Accounting Policies

Business

      Lakeland Industries, Inc. and Subsidiaries (the “Company”), a Delaware corporation, organized in April 1982, manufactures and sells a comprehensive line of safety garments and accessories for the industrial protective clothing market. The principal market for the company’s products is in the United States. No customer accounted for more than 10% of net sales during the fiscal years ended January 31, 2004, 2003 and 2002.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Laidlaw, Adams & Peck, Inc. and Subsidiary (MeiYang Protective Products Co. Ltd., a Chinese corporation), Lakeland Protective Wear, Inc. (a Canadian corporation), Weifang Lakeland Safety Products Co., Ltd. (a Chinese corporation), Qing Dao Maytung Healthcare Co., Ltd. (a Chinese corporation, formed), Lakeland Industries Europe Ltd. (a British corporation) and Lakeland de Mexico S.A. de C.V. (a Mexican corporation). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

      The Company derives its sales primarily from its limited use/disposable protective clothing and secondarily from its sales of high-end chemical protective suits, fire fighting and heat protective apparel, gloves and arm guards, and reusable woven garments. Sales are recognized when goods are shipped at which time title and the risk of loss passes to the customer. Sales are reduced for sales returns and allowances. Payment terms are generally net 30 days for United States sales and net 90 days for international sales. Domestic and international sales are as follows:

	Fiscal Years Ended January 31,

	2004		2003		2002

Domestic	$81,763,000	91.1%	$72,126,000	92.7%	$71,962,000	94.2%
International	7,954,000	8.9%	5,700,000	7.3%	4,469,000	5.8%

Total	$89,717,000	100%	$77,826,000	100%	$76,431,000	100%

Inventories

      Inventories include freight-in, materials, labor and overhead costs and are stated at the lower of cost (on a first-in first-out basis) or market. Provision is made for slow-moving, obsolete or unusable inventory.

Property and Equipment

      Property and equipment are stated at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, on a straight-line basis. Leasehold improvements and leasehold costs are amortized over the term of the lease or service lives of the improvements, whichever is shorter. The costs of additions and improvements which substantially extend the useful life of a particular asset are capitalized. Repair and maintenance costs are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

depreciation are removed from the account and the gain or loss on disposition is reflected in operating income.

Goodwill

      On February 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which provides that goodwill and other intangible assets will no longer be amortized, but are assessed for impairment annually and upon occurrence of an event that indicates impairment may have occurred. Goodwill impairment is evaluated, utilizing a two-step process as required by SFAS No. 142. Factors that the Company considers important that could identify a potential impairment include: significant under performance relative to expected historical or projected future operating results; significant changes in the overall business strategy; and significant negative industry or economic trends. When the Company determines that the carrying value of intangibles and goodwill may not be recoverable based upon one or more of these indicators of impairment, the Company measures any potential impairment based on a projected discounted cash flow method. Estimating future cash flows requires the Company’s management to make projections that can differ materially from actual results.

      In fiscal 2004, as a result of the Company’s decision to move a portion of our reusable woven garment assembly from the United States to China, the Company reviewed this portion of its business for impairment. The impairment was calculated based on estimating the fair value utilizing a discounted cash flow analysis, resulting in an impairment of $0.2 million in fiscal 2004. The Company has no remaining goodwill recorded at January 31, 2004.

      In fiscal 2003, the Company ceased amortization of goodwill. Had this pronouncement been retroactively applied net income would have increased approximately $12,000 net of tax in 2002 and diluted earnings per share would have increased by less than one cent per share in 2002.

Stock-Based Compensation

      The Company has adopted the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123). In compliance with SFAS 123, the company applies APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its plans and does not recognize compensation expense for its employee stock-based compensation plans. The Company has also adopted the disclosure provisions of SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure.” This pronouncement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123, the effect on the Company’s net income and earnings per share as

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reported would be reduced for the years ended January 31, 2004, 2003 and 2002 to the pro forma amounts indicated below:

	2004	2003	2002

Net income
As reported	$3,638,434	$2,604,058	$1,969,536
Less:
Option expense based on fair value method	28,344	—	3,930
Pro forma	$3,610,090	$2,604,058	$1,965,606

Basic earnings per common share
As reported	$1.11	$0.80	$0.61
Pro forma	$1.10	$0.80	$0.61
Diluted earnings per common share
As reported	$1.11	$0.80	$0.60
Pro forma	$1.10	$0.80	$0.60

      The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended January 31, 2004 and 2002: expected volatility of 57% and 57%, respectively; risk-free interest rate of 3.25% and 5%, respectively; expected dividend yield of 0.0%; and expected life of six years. All stock-based awards were fully vested at January 31, 2004 and 2003 and 7,000 new option grants were made during the year ended January 31, 2004. No options were granted in 2003. Earnings per share have been adjusted to reflect the 10% stock dividends to stockholders of record as of July 31, 2003 and 2002.

Allowance for Doubtful Accounts

      The Company establishes an allowance for doubtful accounts to provide for accounts receivable that may not be collectible. In establishing the allowance for doubtful accounts, the Company analyzes the collectibility of individual large or past due accounts customer-by-customer. The Company establishes reserves for accounts that it determines to be doubtful of collection.

Shipping and Handling Costs

      The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with outbound freight are included in selling and shipping expenses and aggregated approximately $2,394,000, $1,835,000 and $1,532,000 in the fiscal years ended January 31, 2004, 2003 and 2002, respectively.

Research and Development Costs

      Research and development costs are expensed as incurred and included in general and administrative expenses. Research and development expenses aggregated approximately $82,000, $164,000, and $378,000 in the fiscal years ended January 31, 2004, 2003 and 2002, respectively, paid to contractors for development of new raw materials.

Income Taxes

      The Company is required to estimate its income taxes in each of the jurisdictions in which it operates as part of preparing the consolidated financial statements. This involves estimating the actual current tax in

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences, together with net operating loss carryforwards and tax credits, are recorded as deferred tax assets or liabilities on the Company’s balance sheet. A judgment must then be made of the likelihood that any deferred tax assets will be recovered from future taxable income. A valuation allowance may be required to reduce deferred tax assets to the amount that is more likely than not to be realized. In the event the Company determines that it may not be able to realize all or part of our deferred tax asset in the future, or that new estimates indicate that a previously recorded valuation allowance is no longer required, an adjustment to the deferred tax asset is charged or credited to income in the period of such determination.

Earnings Per Share

      Basic earnings per share are based on the weighted average number of common shares outstanding without consideration of common stock equivalents. Diluted earnings per share are based on the weighted average number of common and common stock equivalents. The common stock equivalents for the years ended January 31, 2004, 2003 and 2002 were 6,950, 7,923, and 24,334 respectively, representing the dilutive effect of stock options. The diluted earnings per share calculation takes into account the shares that may be issued upon exercise of stock options, reduced by shares that may be repurchased with the funds received from the exercise, based on the average price during the fiscal year (as adjusted for the 10% stock dividend to holders of record July 31, 2003 and 2002). Options to purchase 1,100, and 1,000, shares of the Company’s common stock have been excluded from the computation of diluted earnings per share in 2003 and 2002, respectively, as their inclusion would have been anti-dilutive.

Advertising Costs

      Advertising costs are expensed as incurred.

Statement of Cash Flows

      The Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds. The market value of the cash equivalents approximates cost. Foreign denominated cash and cash equivalents were approximately $2,012,000 and $1,011,000 at January 31, 2004 and 2003, respectively.

      Supplemental cash flow information for the years ended January 31 is as follows:

	2004	2003	2002

Interest paid	$534,540	$642,595	$881,934
Income taxes paid	1,303,513	895,401	606,700

Concentration of Credit Risk

      Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade receivables. Concentration of credit risk with respect to these receivables is generally diversified due to the large number of entities comprising the Company’s customer base and their dispersion across geographic areas principally within the United States. The Company routinely addresses the financial strength of its customers and, as a consequence, believes that its receivable credit risk exposure is limited.

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Operations and Foreign Currency Translation

      The Company maintains manufacturing operations and uses independent contractors in Mexico and the People’s Republic of China. It also maintains a sales and distribution entity located in Canada and the U.K. The Company is vulnerable to currency risks in these countries. The functional currency of foreign subsidiaries is the U.S. dollar.

      The monetary assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at current exchange rates, while non-monetary items are translated at historical rates. Revenues and expenses are generally translated at average exchange rates for the year. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred and aggregated approximately $29,000, $95,000, and $129,000 for the fiscal years ended January 31, 2004, 2003 and 2002, respectively.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include the allowance for doubtful accounts and inventory reserves. It is reasonably possible that events could occur during the upcoming year that could change such estimates.

Fair Value of Financial Instruments

      The Company’s principal financial instrument consists of its outstanding revolving credit facility and term loan. The Company believes that the carrying amount of such debt approximates the fair value as the variable interest rates approximate the current prevailing interest rate.

Effects of Recent Accounting Pronouncements

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments that were accounted for as equity under previous guidance, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 in July 1, 2003 did not have any impact on our consolidated financial statements for the year ended and at January 31, 2004.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others-an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.” This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees, including indemnifications. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee if that amount is reasonably estimable, and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability are to be applied on a prospective basis to guarantees issued or modified on or after January 1, 2003. Our initial

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adoption of this statement on January 1, 2003 did not have an impact on its results of operations, financial position, or cash flows.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation provides guidance with respect to the consolidation of certain entities, referred to as variable interest entities (“VIE”), in which an investor is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns. This interpretation also provides guidance with respect to the disclosure of VIEs in which an investor maintains an interest but is not required to consolidate. The provisions of the interpretation are effective immediately for all VIEs created after January 31, 2003, or in which we obtain an interest after that date. In December 2003, the FASB issued a revision to this pronouncement, FIN 46R, which, among other things, clarified certain provisions and modified the effective date for certain variable interests. Application is required for interests in special purpose entities in the period ending after December 15, 2003 and application is required for all other types of variable interest entities in the period ending after March 15, 2004. We are currently evaluating the impact this pronouncement will have on our financial position and results of operations upon adoption in the first quarter of fiscal 2005.

      In December 2003, the FASB issued a revised FAS No. 132, Employers Disclosures about Pensions and Other Postretirement benefits, to improve financial statement disclosures for defined benefit plans. The company has adopted FAS No. 132, which includes new disclosure requirements, which have been included in note 7, Benefit Plans.

2.     Inventories

      Inventories consist of the following at January 31:

	2004	2003

Raw materials	$10,868,816	$7,839,144
Work-in-process	2,279,444	1,656,942
Finished goods	13,117,547	15,973,958

	$26,265,807	$25,470,044

3.     Property, Plant and Equipment

      Property and equipment consist of the following at January 31:

	Useful Life
	in Years	2004	2003

Machinery and equipment	3 – 10	$5,819,322	$4,815,225
Furniture and fixtures	3 – 10	205,216	176,073
Leasehold improvements	Lease term	802,318	778,514
Building (in China)	20	1,605,737	1,295,074

		8,432,593	7,064,886
Less accumulated depreciation and amortization		(4,511,285)	(3,708,051)

		$3,921,308	$3,356,835

      Depreciation expense incurred in fiscal 2004, 2003 and 2002 amounted to $803,234, $595,384, and $689,969, respectively. Net fixed assets in China were approximately $1.9 million, $1.4 million and

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$0.2 million as of January 31, 2004, 2003 and 2002, respectively. Net fixed assets in Mexico were approximately $168,000, $208,000 and $121,000 at January 31, 2004, 2003 and 2002, respectively.

4.     Long-Term Debt

      Long-term debt consists of the following at January 31:

	2004	2003

Revolving credit facility	$16,784,781	$16,478,781
Term loan	—	179,101

	16,784,781	16,657,882
Less current portion	16,784,781	16,657,882

Long-term debt	$—	$—

Revolving Credit Facility

      The Company’s agreement with its lending institution, as amended, provides the Company with a revolving credit facility of $18 million. This credit facility, which is subject to a borrowing base based on a percentage of eligible accounts receivable and inventory as defined, bears interest at LIBOR plus 2% (3.10% at January 31, 2004) and pursuant to an amendment dated July 19, 2003 expires on July 31, 2004. The agreement was amended on March 9, 2001 to (i) extend the maturity date to October 31, 2001, (ii) modify the interest rate, and (iii) modify certain financial covenants. The agreement was amended on July 12, 2001 to (i) extend the maturity date to July 31, 2002, (ii) increase the amount available under the revolving line of credit from $14 million to a percentage of eligible accounts receivable and inventory as defined, up to a maximum of $18 million, (iii) modify the interest rate, and (iv) modify a certain financial covenant. The maximum amounts borrowed under the credit facility during the fiscal years ended January 31, 2004, 2003 and 2002 were $18,000,000, $18,000,000, and $17,702,000 respectively, and the average interest rates during the periods were 3.20%, 3.73% and 5.93%, respectively. At January 31, 2004, the Company had approximately $1,215,000 in availability under the agreement.

      In January 2004, the Company entered into a new 3-year $3 million revolving credit facility which expires on January 21, 2007. Availability under this facility decreases from $3 million by $83,333 each month over the 3-year term and is also subject to the borrowing base limitation discussed above in connection with the $18 million revolving credit facility. Borrowings under this revolving credit facility bear interest at LIBOR plus 2.5%. The Company did not have any borrowings outstanding under this facility at January 31, 2004.

Term Loan

      In November 1999, the Company entered into a $3,000,000, five-year term loan which was paid in full in March 2003.

      The credit facility is and the term loan was collateralized by substantially all of the assets of the Company. The credit facility and term loan contain financial covenants, including, but not limited to, minimum levels of earnings and maintenance of minimum tangible net worth and other certain ratios at all times. The fees incurred by the Company related to the credit facility amounted to $63,000, $63,000, and $107,000 during fiscal 2004, 2003 and 2002, respectively.

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Stockholders’ Equity and Stock Options

      The Non-employee Directors’ Option Plan (the “Directors’ Plan”) provides for an automatic one-time grant of options to purchase 5,000 shares of common stock to each non-employee director elected or appointed to the Board of Directors. Under the Directors’ Plan, 60,000 shares of common stock have been authorized for issuance. Options are granted at not less than fair market value, become exercisable commencing six months from the date of grant and expire six years from the date of grant. In addition, all non-employee directors re-elected to the Company’s Board of Directors at any annual meeting of the stockholders will automatically be granted additional options to purchase 1,000 shares of common stock on each of such dates.

      The Company’s 1986 Incentive and Non-statutory Stock Option Plan (the “Plan”) provides for the granting of incentive stock options and non-statutory options. The Plan provides for the grant of options to key employees to purchase up to 400,000 shares of the Company’s common stock, upon terms and conditions determined by a committee of the Board of Directors, which administers the plan. Options are granted at not less than fair market value (110 percent of fair market value as to incentive stock options granted to ten percent stockholders) and are exercisable over a period not to exceed ten years (five years as to incentive stock options granted to ten percent stockholders).

      Additional information with respect to the Company’s plans for the fiscal years ended January 31, 2004, 2003 and 2002 is summarized as follows:

	2004

	Directors’ Plan		Plan

		Weighted-		Weighted-
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Shares under option
Outstanding at beginning of year	9,900	$4.71	4,455	$1.86
10% stock dividend	1,140		445
Granted	7,000	8.74	—
Exercised	(5,500)		(4,900)

Outstanding and exercisable at end of year	12,540	7.70	—

Weighted-average remaining contractual life of options outstanding	4.25 years
Weighted-average fair value per shares of options granted during 2004		$7.70

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003

	Directors’ Plan		Plan

		Weighted-		Weighted-
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Shares under option
Outstanding at beginning of year	9,000	$5.48	13,900	$2.70
10% stock dividend	900		655
Exercised	—		(10,100)

Outstanding and exercisable at end of year	9,900	4.71	4,455	1.86

Weighted-average remaining contractual life of options outstanding	1.5 years		1 year

	2002

	Directors’ Plan		Plan

		Weighted-		Weighted-
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Shares under option
Outstanding at beginning of year	8,000	$5.53	52,500	$3.06
Granted	1,000	6.69	—
Exercised	—		(38,600)	3.27

Outstanding and exercisable at end of year	9,000	5.48	13,900	2.70

Weighted-average remaining contractual life of options outstanding	2.7 years		2.5 years
Weighted-average fair value per shares of options granted during 2002		$6.69

      Summarized information about stock options outstanding under the two plans at January 31, 2003 is as follows (as adjusted for the 10% stock dividends):

	Options Outstanding and Exercisable

		Weighted-
		Average
	Number	Remaining	Weighted-
	Outstanding at	Contractual	Average
Range of Exercise Prices	January 31, 2004	Life in Years	Exercise Price

$4.91 – $5.53	3,630	3.00	$5.11
$8.74 – $8.88	8,910	5.5	8.76

	12,540	4.25	7.70

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Income Taxes

      The provision for income taxes is based on the following pre-tax income:

Domestic	$3,292,770	$2,905,060	$1,881,965
Foreign	2,004,728	870,879	933,571

Total	$5,297,498	$3,775,939	$2,815,536

      The provision for income taxes is summarized as follows:

	Year Ended January 31,

	2004	2003	2002

Current
Federal	$699,069	$1,273,371	$719,000
State	99,324	163,984	78,000
Foreign	413,921	136,016	68,000

	1,212,314	1,573,371	865,000
Domestic deferred	446,750	(401,490)	(19,000)

	$1,659,064	$1,171,881	$846,000

      The following is a reconciliation of the effective income tax rate to the Federal statutory rate:

	Year Ended January 31,

	2004	2003	2002

Statutory rate	34.0%	34.0%	34.0%
State income taxes, net of Federal tax benefit	1.7%	2.3%	1.6%
Nondeductible expenses	0.6%	—	0.6%
Taxes on foreign income which differ from the statutory rate	(3.2)%	(4.7)%	(5.6)%
Other	(1.8)%	(0.6)%	(0.6)%

Effective rate	31.3%	31.0%	30.0%

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences which give rise to deferred tax assets at January 31, 2003 and 2002 are summarized as follows:

	January 31,

	2004	2003

Deferred tax assets
Inventories	$639,156	$505,680
Net operating loss carry forward — foreign subsidiary	—	123,810
Accounts receivable	122,740	130,340
Accrued compensation and other	28,376	241,303

Gross deferred tax assets	790,272	1,001,133

Deferred tax liabilities
Depreciation and other	250,532	14,643

Gross deferred tax liabilities	250,532	14,643

Net deferred tax asset	$539,740	$986,490

7.	Benefit Plans

Defined Benefit Plan

      The Company has a frozen defined benefit pension plan that covers former employees of an acquired entity. The Company’s funding policy is to contribute annually the recommended amount based on computations made by its consulting actuary as of January 31, 2004 and 2003.

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the plan’s funded status for the fiscal year ended January 31:

	2004	2003

Change in benefit obligation
Projected benefit obligation at beginning of year	$1,159,088	$998,058
Interest cost	76,727	73,635
Actuarial (gain) loss	3,819	130,639
Benefits paid	(44,779)	(43,244)

Projected benefit obligation at end of year	$1,194,855	$1,159,088

Change in plan assets
Fair value of plan assets at beginning of year	$633,404	$568,057
Actual return on plan assets	366,369	86,591
Employer contributions	34,000	22,000
Benefits paid	(44,779)	(43,244)

Fair value of plan assets at end of year	$988,994	$633,404

Funded status
Pension Liability	$205,861	$525,684
Unrecognized net gain	321,514	8,971
Unrecognized net transition liability	(10,228)	(20,083)

Accrued pension cost	$517,147	$514,572

      The components of net periodic pension cost for the fiscal years ended January 31 are summarized as follows:

	2004	2003	2002

Interest cost	$76,727	$73,233	$75,889
Actual return on plan assets	(366,369)	(86,591)	(89,707)
Net amortization and deferral	326,217	52,178	61,230

Net periodic pension cost	$36,575	$38,820	$47,412

      An assumed discount rate of 6.75%, 6.75% and 7.5% was used in determining the actuarial present value of benefit obligations for the years ended January 31, 2004, 2003 and 2002, respectively. The expected long-term rate of return on plan assets was 8% for all periods presented. At January 31, 2004 and 2003, approximately 33.9% and 35.7% of the plan’s assets were held in mutual funds invested primarily in equity securities, 64.5% and 62.2% were invested in equity securities and debt instruments and 1.6% and 2.1% were invested in money market and other instruments, respectively.

      The Company’s policy is to hold no more than 50% of its pension assets in broadly held mutual funds which invest in a wide range of securities as well as money market funds, with the remainder of the plan assets invested in equity securities and debt instruments. The Company has utilized and expected long-term rate of return of 8% which it deems appropriate as a result of the fact that the actual rate of return on investments has not been less that 8% in the past 4 years. The Company does not expect its contributions for 2005 to exceed $50,000.

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Defined Contribution Plan

      Pursuant to the terms of the Company’s 401(k) plan, substantially all U.S. employees over 21 years of age with a minimum period of service are eligible to participate. The 401(k) plan is administered by the Company and provides for voluntary employee contributions ranging from 1% to 15% of the employee’s compensation. The Company made discretionary contributions of $100,033, $88,901 and $81,225 in the fiscal years ended January 31, 2004, 2003 and 2002, respectively.

8.	Major Supplier

      The Company purchased approximately 77.4%, 76.3% and 82.7% of its raw materials from one supplier under licensing agreements for the fiscal years ended January 31, 2004, 2003 and 2002, respectively. The Company expects this relationship to continue for the foreseeable future. If required similar raw materials could be purchased from other sources; although, the Company’s competitive position in the marketplace could be affected.

9.	Commitments and Contingencies

Employment Contracts

      The Company has employment contracts with four principal officers and the Chairman of the Board of Directors, expiring through January 2007. Such contracts are automatically renewable for two, one year terms unless 30 to 120 days notice is given by either party. Pursuant to such contracts, the Company is committed to aggregate annual base remuneration of $1,015,000 and $1,095,000 for the fiscal years ended January 31, 2005 and 2006.

Leases

      POMS Holding Co. (“POMS”), a partnership consisting of three directors and one officer of Lakeland, who own 55% of the entity, and six non-affiliates, was formed to lease both land and building to the Company because bank financing was unavailable. POMS presently leases to the Company a 91,788 square foot disposable garment manufacturing facility in Decatur, Alabama. 20% of this space is highly improved office space. Under a lease effective September 1, 1999 and expiring on August 31, 2004, the Company paid an annual rent of $364,900 and is the sole occupant of the facility. This lease was renewed on April 1, 2004 through March 31, 2009 at the same rental rate.

      On June 1, 1999, the Company entered into a five year lease agreement (expiring May 31, 2004) with River Group Holding Co., L.L.C. for a 49,500 sq. ft. warehouse facility located next to the existing facility in Decatur, Alabama. River Group Holding Co., L.L.C. is a limited liability company consisting of five directors and one officer of the Company. The annual rent for this facility is $199,100 and the Company is the sole occupant of the facility. This lease was renewed on April 1, 2004 through March 31, 2009 at the same rental rate.

      On March 1, 1999, the Company entered into a one year (renewable for four additional one year terms) lease agreement with Harvey Pride, Jr., an officer of the Company, for a 2,400 sq. ft. customer service office for $18,000 annually located next to the existing Decatur, Alabama facility mentioned above. This lease was renewed on March 1, 2004 through March 31, 2009 at the same rental rate and terms.

      The Company believes that all rents paid to POMS, River Group Holding Co., L.L.C. and Harvey Pride, Jr. by the Company are comparable to what would be charged by an unrelated party, as three different rent fairness appraisals were performed in 1999, 2002 and 2004. The net rent paid to POMS and River Group Holding Co., L.L.C. by the Company for the year entered January 31, 2004 amounted to

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$564,000 and the total rent paid to Harvey Pride, Jr. by the Company for use of the customer service office for the year ended January 31, 2004 amounted to $18,000.

      Total rental under all operating leases is summarized as follows:

		Rentals
	Gross	Paid to
	Rental	Related
	Expense	Parties

Year Ended January 31,
2004	$944,375	$641,400
2003	827,187	641,400
2002	858,429	611,700

      Minimum annual rental commitments for the remaining term of the Company’s non-cancelable operating leases relating to manufacturing facilities, office space and equipment rentals at January 31, 2004 including lease renewals subsequent to year-end, are summarized as follows:

Year Ending January 31,
2005	$878,000
2006	839,000
2007	784,000
2008	697,000
2009	582,000

$3,780,000

      Certain leases require additional payments based upon increases in property taxes and other expenses.

Litigation

      The Company is involved in various litigation arising during the normal course of business which, in the opinion of the management of the Company, will not have a material effect on the Company’s financial position, results of operations, or cash flows.

10.	Other Related Party Transactions

      In 1997, An Qui Holding Co., L.L.C., or An Qui, a limited liability company whose members include the Company, five directors and one officer of the Company, provided financing for the construction of a 46,000 square foot building in An Qui City, China and the lease of the real property underlying the building for 50 years from the Chinese government to Weifang Lakeland Safety Product Co., Ltd., or Weifang, one of the Company’s subsidiaries. In connection with the financing, Weifang agreed to make annual payments to An Qui and to allocate a portion of the proceeds from any sale of the property to An Qui. In 2002, An Qui relinquished its rights to the annual payments and to its rights to proceeds from the sale of the property in exchange for the amount of $406,185 (net of expenses). Weifang paid $222,645, $89,000 and $94,400 of this amount to An Qui in December 2002, January 2003 and June 2003, respectively. The Company now owns the building.

      In 2001, An Qui also helped to finance the construction of the Company’s facility in Jiaozhou, China through a loan to one of the Company’s Chinese subsidiaries. The loan’s interest rate was 9% per annum until May 30, 2003, when the rate increased to 10% per annum. On June 19, 2003, the Company repaid

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

this construction loan by paying $168,100 (plus accrued interest) to An Qui and a foreign investor who contributed to the loan.

11.     Manufacturing Segment Data

      The Company manages its operations by evaluating its geographic locations. The Company’s North American operations include its facilities in Decatur, Alabama (primarily disposables, chemical suit and glove production), Celaya, Mexico (primarily disposable chemical suit and glove production) and St. Joseph, Missouri (primarily woven products). The company also maintains contract manufacturing facilities in China (primarily disposable and chemical suit production). The Company’s China facilities and the Decatur, Alabama facility produce the majority of the Company’s products. The accounting policies of these operating entities are the same as those described in Note 1. The Company evaluates the performance of these entities based on operating profit which is defined as income before income taxes and other income and expenses. The Company has a small sales force in Canada and Europe who distribute products shipped from the United States, the table below represents information about reported manufacturing segments for the years noted therein:

	2004	2003	2002

Net sales:
North America	$88,346,362	$76,718,179	$75,785,190
China	4,753,853	3,896,680	4,249,153
Less intersegment sales	(3,383,053)	(2,789,142)	(3,603,098)

Consolidated sales	$89,717,162	$77,825,717	$76,431,245

Operating profit:
North America	$4,721,880	$3,588,852	$2,613,800
China	1,255,118	963,382	1,181,333
Less intersegment profit	(188,000)	(193,500)	(206,000)

Consolidated profit	$5,788,998	$4,358,734	$3,589,133

Identifiable assets:
North America	$40,211,021	$38,520,608	$39,164,386
China	7,092,806	4,302,126	3,253,099

Consolidated assets	$47,303,827	$42,822,734	$42,417,485

Depreciation:
North America	$535,572	$488,795	$558,203
China	267,662	106,589	131,766

Consolidated depreciation	$803,234	$595,384	$689,969

LAKELAND INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     Unaudited Quarterly Results of Operations

Fiscal Year Ended January 31, 2004:	1/31/04	10/31/03	7/31/03	4/30/03

	(in thousands, except for per share amounts)

Net sales	$21,270	$21,332	$23,290	$23,825
Cost of sales	16,584	16,831	18,597	19,729

Gross profit	$4,686	$4,501	$4,693	$4,096

Net income	$914	$870	$990	$864

Basic and diluted income per common share*:
Basic(b)	$0.28	$0.27	$0.30	$0.29

Diluted(b)	$0.28	$0.27	$0.30	$0.29

Fiscal Year Ended January 31, 2003:	1/31/03	10/31/02	7/31/02	4/30/02

	(in thousands, except for per share amounts)

Net sales	$19,684	$18,535	$18,964	$20,643
Cost of sales(a)	15,993	15,084	15,321	16,469

Gross profit	$3,691	$3,451	$3,643	$4,174

Net income	$653	$496	$559	$896

Basic and diluted income per common share*:
Basic(b)	$0.20	$0.15	$0.17	$0.27

Diluted(b)	$0.20	$0.15	$0.17	$0.27

(a)	During the fourth quarter of fiscal 2003, the Company recorded an additional inventory reserve of $250,000 related to slow moving and obsolete finished goods inventory.

(b)	The sum of earnings per share for the four quarters may not equal earnings per share for the full year due to changes in the average number of common shares outstanding.

*	Adjusted, retroactively, for the 10% stock dividends to stockholders of record on July 31, 2003 and 2002.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C		Column D	Column E

		Additions

	Balance at	Charge to	Charged to		Balance at
	Beginning	Costs and	Other		End of
	of Period	Expenses	Accounts	Deductions	Period

Year ended January 31, 2004
Allowance for doubtful account(a)	$343,000	$—		$20,000	$323,000

Allowance for slow moving inventory	$354,000	$63,000		$—	$417,000

Year ended January 31, 2003
Allowance for doubtful account(a)	$221,000	$369,717		$247,717	$343,000

Allowance for slow moving inventory	$100,000	$254,000		$—	$354,000

Year ended January 31, 2002
Allowance for doubtful account(a)	$221,000	$83,965		$83,965	$221,000

Allowance for slow moving inventory	$100,000	$—		$—	$100,000

(a)	Deducted from accounts receivable.

(b)	Uncollectible accounts receivable charged against allowance.

Turnout Gear
HAZMAT
Fire Fighter Turnout Clothing
CFR Gear
FR Cotton Coveralls
Tychem® QC Hazmat Clothing – Level C
Medical Scrubs
Tychem® TK Chemical Protective Clothing Level A
Lakeland
INDUSTRIES, INC

1,205,000 Shares

Lakeland Industries, Inc.

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

                    , 2004

PART II

INFORMATION NOT REQUIRED FOR THIS PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

SEC registration fee	$3,684
Legal fees and expenses	195,000
Accounting fees and expenses	170,000
Printing expenses	50,000
NASD filing fee	3,407
Blue sky fees and expenses	5,000
Roadshow expenses	75,000
Miscellaneous	47,909

Total	$550,000

Item 15.	Indemnification of Directors and Officers

      Lakeland Industries, Inc. (the “Company”) is incorporated under the laws of the State of Delaware. The restated certificate of incorporation of the Company provides that the Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time (“Section 145”), indemnify any and all persons whom it may indemnify pursuant thereto. In addition, the Company’s restated certificate of incorporation eliminates personal liability of its directors to the fullest extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time (“Section 102(b)(7)”).

      Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys’ fees) incurred by a director or officer in defending any civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

      Section 102(b)(7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

      Consistent with Section 145 of the Delaware General Corporation Law, Article Ninth of the restated certificate of incorporation of the Company provides that the Company shall indemnify any director, officer, employee or agent to the fullest extent under the law. Furthermore, the Company shall have the power to purchase and maintain insurance on behalf of such persons, or a person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under Section 145.

      In accordance with Section 102(b)(7) of the Delaware General Corporation Law, Article Tenth of the restated certificate of incorporation of the Company provides that none of the Company’s directors shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, provided that the limitation shall not eliminate or limit liability of a director (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit.

Item 16.	Exhibits

Exhibit	Description

1.1#	Form of Underwriting Agreement
4.1	Restated Certificate of Incorporation of Lakeland Industries, Inc. (Incorporated by reference to Exhibit 3(a) of Lakeland Industries, Inc.’s Registration Statement on Form S-18 (File No. 33-7512 NY))
4.2	Bylaws of Lakeland Industries Inc., as amended (Incorporated by reference to Exhibit 3(b) of Lakeland Industries, Inc.’s Registration Statement on Form S-18 (File No. 33-7512 NY))
4.3	Specimen Certificate for shares of Lakeland Industries, Inc. Common Stock (Incorporated by reference to Exhibit 4 of Lakeland Industries, Inc.’s Registration Statement on Form S-18 (File No. 33-7512 NY))
5.1†	Opinion of Gilmartin, Poster and Shafto LLP
10.1	Lease Agreement, dated April 1, 2004, between POMS Holding Co., as lessor, and Lakeland Industries, Inc., as lessee (Incorporated by reference to Exhibit 10.1 of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2004)
10.2	Lease Agreement, dated August 1, 2001, between Southwest Parkway, Inc., as lessor, and Lakeland Industries, Inc., as lessee (Incorporated by reference to Exhibit 10(b) of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2002)
10.3	Lakeland Industries, Inc. Stock Option Plan (Incorporated by reference to Exhibit 10(n) of Lakeland Industries, Inc.’s Registration Statement on Form S-18 (File No. 33-7512 NY))
10.4	Employment Agreement, dated September 22, 2003, between Lakeland Industries, Inc. and Raymond J. Smith (Incorporated by reference to Exhibit 10(g) of Lakeland Industries, Inc.’s Quarterly Report on Form 10-Q filed December 12, 2003)
10.5	Employment Agreement, dated December 1, 2002, agreement between Lakeland Industries, Inc. and Harvey Pride, Jr. (Incorporated by reference to Exhibit 10.5 of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2004)
10.6	Lease Agreement, dated April 16, 1999, between Lakeland Industries, Inc. and JBJ Realty (Incorporated by reference to Exhibit 10(i) of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2002)
10.7	Employment Agreement, dated February 1, 2004, between Lakeland Industries, Inc. and Christopher J. Ryan (Incorporated by reference to Exhibit 10.7 of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2004)

Exhibit	Description

10.8	WCMA Reducing Revolver Loan and Security Agreement, dated January 21, 2004, between Lakeland Industries, Inc. and Merrill Lynch Business Financial Services Inc. (Incorporated by reference to Exhibit 10.8 of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2004)
10.9	Lease Agreement, dated April 1, 2004, between River Group Holding Co., LLP, as lessor, and Lakeland Industries, Inc., as lessee (Incorporated by reference to Exhibit 10.9 of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2004)
10.10	Lease Agreement, dated March 1, 2004, between Harvey Pride, Jr., as lessor, and Lakeland Industries, Inc., as lessee (Incorporated by reference to Exhibit 10.10 of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2004)
10.11	Term Loan and Security Agreement, dated September 9, 1999, between Lakeland Industries, Inc. and Merrill Lynch Business Financial Services Inc. (Incorporated by reference to Exhibit 10(q) of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2002)
10.12	Employment Agreement, dated December 1, 2002, between Lakeland Industries, Inc. and James M. McCormick (Incorporated by reference to Exhibit 10(r) of Lakeland Industries, Inc.’s Quarterly Report on Form 10-Q filed December 13, 2002)
10.13	Employment Agreement, dated September 22, 2003, between Lakeland Industries, Inc. and Paul C. Smith (Incorporated by reference to Exhibit 10(s) of Lakeland Industries, Inc.’s Quarterly Report on Form 10-Q filed December 12, 2003)
23.1†	Consent of Gilmartin, Poster and Shafto LLP (included as part of Exhibit 5.1)
23.2*	Consent of Grant Thornton LLP
23.3*	Consent of PricewaterhouseCoopers LLP
24.1*	Power of Attorney (included in signature pages)

*	Filed herewith.

†	Previously filed.

#	To be filed by amendment.

Item 17.	Undertakings

      The undersigned Registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ronkonkoma, State of New York, on May 25, 2004.

LAKELAND INDUSTRIES, INC.

By:	/s/ CHRISTOPHER J. RYAN

Name: Christopher J. Ryan

Title:	Chief Executive Officer, President,

General Counsel and Secretary

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher J. Ryan and James M. McCormick, or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, their, or his or her, substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement and Power of Attorney have been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Raymond J. Smith	Chairman of the Board	May 25, 2004

/s/ CHRISTOPHER J. RYAN Christopher J. Ryan	Chief Executive Officer, President, General Counsel, Secretary and Director	May 25, 2004

/s/ JAMES M. MCCORMICK James M. McCormick	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	May 25, 2004

* Eric O. Hallman	Director	May 25, 2004

/s/ JOHN J. COLLINS, JR. John J. Collins, Jr.	Director	May 25, 2004

Signature		Title	Date

* Walter J. Raleigh		Director	May 25, 2004

* Michael E. Cirenza		Director	May 25, 2004

*By:	/s/ CHRISTOPHER J. RYAN Christopher J. Ryan, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

1.1#	Form of Underwriting Agreement
4.1	Restated Certificate of Incorporation of Lakeland Industries, Inc. (Incorporated by reference to Exhibit 3(a) of Lakeland Industries, Inc.’s Registration Statement on Form S-18 (File No. 33-7512 NY))
4.2	Bylaws of Lakeland Industries Inc., as amended (Incorporated by reference to Exhibit 3(b) of Lakeland Industries, Inc.’s Registration Statement on Form S-18 (File No. 33-7512 NY))
4.3	Specimen Certificate for shares of Lakeland Industries, Inc. Common Stock (Incorporated by reference to Exhibit 4 of Lakeland Industries, Inc.’s Registration Statement on Form S-18 (File No. 33-7512 NY))
5.1†	Opinion of Gilmartin, Poster and Shafto LLP
10.1	Lease Agreement, dated April 1, 2004, between POMS Holding Co., as lessor, and Lakeland Industries, Inc., as lessee (Incorporated by reference to Exhibit 10.1 of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2004)
10.2	Lease Agreement, dated August 1, 2001, between Southwest Parkway, Inc., as lessor, and Lakeland Industries, Inc., as lessee (Incorporated by reference to Exhibit 10(b) of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2002)
10.3	Lakeland Industries, Inc. Stock Option Plan (Incorporated by reference to Exhibit 10(n) of Lakeland Industries, Inc.’s Registration Statement on Form S-18 (File No. 33-7512 NY))
10.4	Employment Agreement, dated September 22, 2003, between Lakeland Industries, Inc. and Raymond J. Smith (Incorporated by reference to Exhibit 10(g) of Lakeland Industries, Inc.’s Quarterly Report on Form 10-Q filed December 12, 2003)
10.5	Employment Agreement, dated December 1, 2002, agreement between Lakeland Industries, Inc. and Harvey Pride, Jr. (Incorporated by reference to Exhibit 10.5 of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2004)
10.6	Lease Agreement, dated April 16, 1999, between Lakeland Industries, Inc. and JBJ Realty (Incorporated by reference to Exhibit 10(i) of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2002)
10.7	Employment Agreement, dated February 1, 2004, between Lakeland Industries, Inc. and Christopher J. Ryan (Incorporated by reference to Exhibit 10.7 of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2004)
10.8	WCMA Reducing Revolver Loan and Security Agreement, dated January 21, 2004, between Lakeland Industries, Inc. and Merrill Lynch Business Financial Services Inc. (Incorporated by reference to Exhibit 10.8 of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2004)
10.9	Lease Agreement, dated April 1, 2004, between River Group Holding Co., LLP, as lessor, and Lakeland Industries, Inc., as lessee (Incorporated by reference to Exhibit 10.9 of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2004)
10.10	Lease Agreement, dated March 1, 2004, between Harvey Pride, Jr., as lessor, and Lakeland Industries, Inc., as lessee (Incorporated by reference to Exhibit 10.10 of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2004)
10.11	Term Loan and Security Agreement, dated September 9, 1999, between Lakeland Industries,

Exhibit	Description

Inc. and Merrill Lynch Business Financial Services Inc. (Incorporated by reference to Exhibit 10(q) of Lakeland Industries, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2002)
10.12	Employment Agreement, dated December 1, 2002, between Lakeland Industries, Inc. and James M. McCormick (Incorporated by reference to Exhibit 10(r) of Lakeland Industries, Inc.’s Quarterly Report on Form 10-Q filed December 13, 2002)
10.13	Employment Agreement, dated September 22, 2003, between Lakeland Industries, Inc. and Paul C. Smith (Incorporated by reference to Exhibit 10(s) of Lakeland Industries, Inc.’s Quarterly Report on Form 10-Q filed December 12, 2003)
23.1†	Consent of Gilmartin, Poster and Shafto LLP (included as part of Exhibit 5.1)
23.2*	Consent of Grant Thornton LLP
23.3*	Consent of PricewaterhouseCoopers LLP
24.1*	Power of Attorney (included in signature pages)

*	Filed herewith.

†	Previously filed.

#	To be filed by amendment.